ALWAYS
OUR
BEST

 **Skyline** Bankshares, Inc.

2023 Annual Report

What we do here at Skyline National Bank is more than just meeting needs and growing businesses; doing good and being our best elevates community. We take on the challenges of our customers, craft solutions, and express kindness and enthusiasm in all that we do. The following values guide our every action.

Smart | Clever minds create change.

Kind | We're never wrong by doing right.

Young-at-Heart | We surprise and delight.

Local | We're from here. We own it.

Inspired | Extraordinary passion drives us.

Nonconforming | We don't do mediocre or status quo.

Energetic | This is contagious.

2023 Annual Report

Table of Contents

Financial Highlights 1

Letter to Stockholders 2

Report of Independent Registered Public Accounting Firm 3

Consolidated Balance Sheets 5

Consolidated Statements of Income 6

Consolidated Statements of Comprehensive Income 7

Consolidated Statements of Changes in Stockholders' Equity 8

Consolidated Statements of Cash Flows 9

Notes to Consolidated Financial Statements 11

Management's Discussion and Analysis 56

Financial Highlights[1]

	2023	2022	2021	2020	2019
Summary of Operations					
Interest income	$ 43,365	$ 36,567	$ 34,756	$ 31,744	$ 30,802
Interest expense	7,767	1,930	2,429	3,440	2,869
Net interest income	35,598	34,637	32,327	28,304	27,933
(Recovery of) Provision for credit losses	(50)	606	723	1,189	655
Other income	6,970	6,257	6,568	5,297	4,915
Other expense	30,542	27,488	26,267	25,098	23,258
Income taxes	2,376	2,519	2,423	1,445	1,780
Net income	$ 9,700	$ 10,281	$ 9,482	$ 5,869	$ 7,155
Per Share Data					
Net income	$ 1.74	$ 1.84	$ 1.59	$ 0.97	$ 1.16
Cash dividends declared	0.42	0.32	0.27	0.26	0.24
Book value	14.84	12.98	15.20	14.08	13.27
Year-end Balance Sheet Summary					
Loans, net	$ 810,965	$ 748,624	$ 677,855	$ 659,195	$ 566,460
Investment securities	127,389	135,151	129,715	33,507	32,881
Total assets	1,045,843	997,734	995,848	855,387	706,290
Deposits	928,742	920,327	898,226	755,528	611,211
Stockholders' equity	82,882	72,936	85,194	85,106	81,428
Selected Ratios					
Return on average assets	0.96%	1.01%	1.01%	0.75%	1.05%
Return on average equity	12.70%	13.35%	10.98%	7.06%	9.10%
Dividend payout ratio	24.26%	17.48%	17.13%	26.96%	20.74%
Average equity to average assets	7.55%	7.59%	9.19%	10.60%	11.51%

---

[1]   In thousands of dollars, except per share data.



Skyline Bankshares, Inc.

Dear Fellow Shareholders:

It is our pleasure to present to you the year end 2023 Annual Report for Skyline Bankshares, Inc. and Skyline National Bank.

The Company recorded net income of $9.7 million, or $1.74 per share, compared to net income of $10.3 million, or $1.84 per share, for the year ended December 31, 2022. The earnings for 2023 represent a return on average assets ("ROAA") of 0.96% and a return on average equity ("ROAE") of 12.70%, compared to 1.01% and 13.35%, respectively, for the same period last year.

Total assets increased by $48.1 million, or 4.82%, to $1.05 billion at December 31, 2023, from $997.7 million at December 31, 2022. Total loans increased by $62.8 million, or 8.32%, to $817.7 million at December 31, 2023 from $754.9 million at December 31, 2022. Total deposits increased by $8.4 million, or 0.91%, to $928.7 million at December 31, 2023 from $920.3 million at December 31, 2022. Total stockholders' equity increased by $10.0 million, or 13.64%, to $82.9 million at December 31, 2023, from $72.9 million at December 31, 2022. Book value increased from $12.98 per share at December 31, 2022 to $14.84 per share at December 31, 2023.

We are very pleased with our results for 2023, despite the challenges of rapidly rising interest rates, higher deposit costs, and the impacts of inflation on our operating costs. Our team rose to the challenges and finished 2023 with net income of $9.7 million, which is only $581 thousand, or 5.65%, less than our record earnings of $10.3 million in 2022. We are also proud of the fact that we were able to accomplish this while continuing to grow our Bank by opening two new full-service branches and two loan production offices during the year.

We expect competition for deposits, increased interest expense, and higher operating costs to continue in the near term, and because of this we expect our entire industry to see continued pressure on earnings and margins. However, as we demonstrated in 2023, our team will continue to focus on our long-term strategy of growing the Skyline franchise and creating shareholder value with an emphasis on relationship-banking and growing our low-cost core deposit base. We believe we remain well positioned for growth and success in the future and know that our employees will continue to deliver on our brand promise of being "Always our Best" for our customers each and every day.

Again, we thank you for the opportunity to serve you as shareholders and customers. Please be sure to let us know if you have any questions or comments.

Always Our Best,

Blake M. Edwards Jr.

Blake M. Edwards, Jr.
President and CEO



Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Skyline Bankshares, Inc. and Subsidiary:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Skyline Bankshares, Inc. and Subsidiary (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company has changed its method of accounting for credit losses effective January 1, 2023 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification No. 326, Financial Instruments – Credit Losses (ASC 326). The Company adopted the new credit loss standard using the modified retrospective method such that prior period amounts are not adjusted and continue to be reported in accordance with previously applicable generally accepted accounting principles. The adoption of the new credit loss standard and its subsequent application is also communicated as a critical audit matter below.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses - Loans

As described in Note 4 to the Company’s financial statements, the Company has a gross loan portfolio of $817.7 million and related allowance for credit losses of $6.7 million as of December 31, 2023. As described by the Company in Note 1, the Company measures expected credit losses for loans on a pooled basis by loan segment using a lifetime probability of default / loss given default methodology. Using this methodology, an estimate of probability of default and a lifetime loss rate is applied to each loan segment based on the Company’s loss history during the economic life cycle of the loan segments. The allowance for credit losses calculation includes subjective adjustments for qualitative risk factors, which may increase or reduce reserve levels. Qualitative adjustments may be made to incorporate changes in asset quality and portfolio trends, loan portfolio growth, industry concentrations, trends in underlying collateral, external factors and economic conditions not already captured in the calculation. In addition, the Company incorporates reasonable and supportable forecasts in certain qualitative adjustments.

We identified the Company’s estimate of the allowance for credit losses as a critical audit matter. The principal considerations for our determination of the allowance for credit losses as a critical audit matter related to the high degree of subjectivity in the Company’s judgments in determining the qualitative factors. Auditing these complex judgments and assumptions by the Company involves especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included the following:

- We obtained an understanding of the internal controls relevant to determining the allowance for credit losses, including qualitative factor adjustments.
- We tested the reliability and accuracy of data used to calculate and estimate the various components of the allowance for credit losses, including accuracy of the calculation and validation procedures over the models.
- We evaluated the relevance and the reasonableness of assumptions related to evaluation of the loan portfolio, current and forecasted economic conditions, and other risk factors used in development of the qualitative factors.
- We evaluated the reasonableness of assumptions and data used by the Company in developing the qualitative factors by comparing these data points to internally developed and third-party sources, and other audit evidence gathered.



Elliott Davis, PLLC

We have served as the Company's auditor since 1995.

Charlotte, North Carolina
March 27, 2024

Consolidated Balance Sheets

December 31, 2023 and 2022

(dollars in thousands)		2023		2022
Assets				
Cash and due from banks	$	16,811	$	19,299
Interest-bearing deposits with banks		4,808		10,802
Federal funds sold		474		960
Total cash and cash equivalents		22,093		31,061
Investment securities available for sale		127,389		135,151
Restricted equity securities		3,338		1,950
Loans, net of allowance for credit losses of $6,739 at December 31, 2023 and $6,248 at December 31, 2022		810,965		748,624
Cash value of life insurance		22,909		22,484
Other real estate owned		-		235
Properties and equipment, net		31,183		31,753
Accrued interest receivable		3,463		2,979
Core deposit intangible		917		1,286
Goodwill		3,257		3,257
Deferred tax assets, net		5,046		5,744
Other assets		15,283		13,210
	$	1,045,843	$	997,734
Liabilities and Stockholders' Equity				
Liabilities				
Deposits				
Noninterest-bearing	$	305,115	$	310,510
Interest-bearing		623,627		609,817
Total deposits		928,742		920,327
Borrowings		27,500		-
Accrued interest payable		531		95
Other liabilities		6,188		4,376
		962,961		924,798
Commitments and contingencies (Note 18)				
Stockholders' Equity				
Preferred stock, no par value; 5,000,000 shares authorized, none issued		-		-
Common stock, no par value; 25,000,000 shares authorized, 5,584,204 and 5,617,416 issued and outstanding at December 31, 2023 and 2022, respectively		-		-
Surplus		33,356		33,613
Retained earnings		68,866		62,229
Accumulated other comprehensive loss		(19,340)		(22,906)
		82,882		72,936
	$	1,045,843	$	997,734

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Years ended December 31, 2023 and 2022

(dollars in thousands except share amounts)	2023	2022
Interest income		
Loans and fees on loans	$ 39,877	$ 32,687
Interest-bearing deposits with banks	279	788
Federal funds sold	29	29
Interest on taxable securities	2,829	2,716
Interest on nontaxable securities	195	242
Dividends	156	105
	43,365	36,567
Interest expense		
Deposits	6,617	1,742
Interest on borrowings	1,150	188
	7,767	1,930
Net interest income	35,598	34,637
(Recovery of) Provision for credit losses	(50)	606
Net interest income after		
(recovery of) provision for credit losses	35,648	34,031
Noninterest income		
Service charges on deposit accounts	2,186	1,906
Other service charges and fees	3,473	3,171
Net realized losses on securities	(16)	(10)
Mortgage origination fees	255	399
Increase in cash value of life insurance	576	513
Life insurance income	69	217
Other income	427	61
	6,970	6,257
Noninterest expenses		
Salaries and employee benefits	16,704	14,823
Occupancy and equipment	5,032	4,410
Data processing expense	2,231	1,971
FDIC Assessments	588	430
Advertising	768	657
Bank franchise tax	376	506
Director fees	349	354
Professional fees	722	684
Telephone expense	556	482
Core deposit intangible amortization	369	478
Other expense	2,847	2,693
	30,542	27,488
Income before income taxes	12,076	12,800
Income tax expense	2,376	2,519
Net income	$ 9,700	$ 10,281
Basic earnings per share	$ 1.74	$ 1.84
Weighted average shares outstanding	5,579,654	5,588,394
Dividends declared per share	$ 0.42	$ 0.32

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

Years ended December 31, 2023 and 2022

(dollars in thousands)	2023	2022
Net Income	$ 9,700	$ 10,281
Other comprehensive income (loss)		
Net change in pension reserve:		
Change in pension reserve during the year	744	(1,648)
Tax related to change in pension reserve	(156)	346
Unrealized gains (losses) on investment securities available for sale:		
Unrealized gains (losses) arising during the year	3,753	(24,650)
Tax related to unrealized (gains) losses	(788)	5,177
Reclassification of net realized losses during the year	16	10
Tax related to net realized losses	(3)	(2)
Total other comprehensive income (loss)	3,566	(20,767)
Total comprehensive income (loss)	$ 13,266	$ (10,486)

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2023 and 2022

(dollars in thousands except share amounts)

| | Common Stock | | | | Accumulated Other | |
	Shares	Amount	Surplus	Retained Earnings	Comprehensive Loss	Total
Balance, December 31, 2021	5,606,216	$ -	$ 33,588	$ 53,745	$ (2,139)	$ 85,194
Net income	-	-	-	10,281	-	10,281
Other comprehensive loss	-	-	-	-	(20,767)	(20,767)
Dividends paid ($0.32 per share)	-	-	-	(1,797)	-	(1,797)
Restricted stock Issued	14,500	-	-	-	-	-
Stock awards Issued	8,700	-	-	-	-	-
Share-based compensation	-	-	179	-	-	179
Common stock repurchased	(12,000)	-	(154)	-	-	(154)
Balance, December 31, 2022	5,617,416	$ -	$ 33,613	$ 62,229	$ (22,906)	$ 72,936
Cumulative effect of adoption of credit losses standard, net of tax	-	-	-	(710)	-	(710)
Net income	-	-	-	9,700	-	9,700
Other comprehensive income	-	-	-	-	3,566	3,566
Dividends paid ($0.42 per share)	-	-	-	(2,353)	-	(2,353)
Stock awards Issued	13,500	-	-	-	-	-
Share-based compensation	-	-	251	-	-	251
Common stock repurchased	(46,712)	-	(508)	-	-	(508)
Balance, December 31, 2023	5,584,204	$ -	$ 33,356	$ 68,866	$ (19,340)	$ 82,882

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31, 2023 and 2022

(dollars in thousands)	2023	2022
Cash flows from operating activities		
Net income	$ 9,700	$ 10,281
Adjustments to reconcile net income		
to net cash provided by operations:		
Depreciation	1,885	1,690
Amortization of core deposit intangible	369	478
Accretion of loan discount and deposit premium, net	(161)	(415)
(Recovery of) Provision for credit loss	(50)	606
Deferred income taxes	(55)	899
Net realized losses on securities	16	10
Accretion of discount on securities, net of		
amortization of premiums	140	236
Deferred compensation	163	166
Share-based compensation	251	179
Adjustment of carrying value of other real estate owned	-	72
Loss on sale of other real estate owned	6	-
(Gains) losses on sale or disposal of properties and equipment	(193)	6
Life insurance income	(69)	(217)
Changes in assets and liabilities:		
Cash value of life insurance	(576)	(513)
Accrued interest receivable	(484)	(616)
Other assets	(84)	(2,123)
Accrued interest payable	436	22
Other liabilities	49	(131)
Net cash provided by operating activities	11,343	10,630
Cash flows from investing activities		
Activity in available for sale securities:		
Purchases	-	(45,181)
Sales	4,427	2,507
Maturities/calls/paydowns	6,948	12,352
(Purchases) redemption of restricted equity securities	(1,388)	21
Net increase in loans	(62,694)	(71,010)
Purchases of life insurance contracts	-	(3,500)
Proceeds from life insurance contracts	220	496
Proceeds from sale of other real estate owned	229	-
Purchases of property and equipment	(2,843)	(3,795)
Proceeds from sale of property and equipment	1,721	895
Net cash used in investing activities	(53,380)	(107,215)
Cash flows from financing activities		
Net increase in deposits	8,430	22,151
Bank term funding program advances	2,500	-
Net change in FHLB advances	25,000	(5,000)
Advance on short-term line of credit	-	150
Payment on short-term line of credit	-	(3,350)
Common stock repurchased	(508)	(154)
Dividends paid	(2,353)	(1,797)
Net cash provided by financing activities	33,069	12,000
Net (decrease) increase in cash and cash equivalents	(8,968)	(84,585)
Cash and cash equivalents, beginning	31,061	115,646
Cash and cash equivalents, ending	$ 22,093	$ 31,061

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31, 2023 and 2022

(dollars in thousands)	2023	2022
Supplemental disclosure of cash flow information		
Interest paid	$ 7,331	$ 1,908
Taxes paid	$ 2,320	$ 1,218
Supplemental disclosure of noncash investing activities		
Effect on equity of change in net unrealized loss on available for sale securities	$ 2,978	$ (19,465)
Effect on equity of change in funded pension liability	$ 588	$ (1,302)
Transfer of bank property to other real estate owned	$ -	$ 307
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 1,562	$ 327
Cumulative effect of adoption of credit losses standard, net of tax	$ (710)	$ -

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Skyline Bankshares, Inc. (the "Company") is a bank holding company headquartered in Floyd, Virginia. The Company offers a wide range of retail and commercial banking services through its wholly-owned bank subsidiary, Skyline National Bank (the "Bank"). On January 1, 2023, the Company changed its name from Parkway Acquisition Corp. to Skyline Bankshares, Inc. to align its brand across the entire organization.

The Company was incorporated as a Virginia corporation on November 2, 2015. The Company was formed as a business combination shell company for the purpose of completing a business combination transaction between Grayson Bankshares, Inc. ("Grayson") and Cardinal Bankshares Corporation ("Cardinal") in which which Grayson and Cardinal merged with and into the Company, with the Company as the surviving corporation (the "Cardinal merger"), on July 1, 2016. Upon completion of the Cardinal merger, the Bank of Floyd ("Floyd"), a wholly-owned subsidiary of Cardinal, was merged with and into the Bank (formerly Grayson National Bank), a wholly-owned subsidiary of Grayson. Effective March 13, 2017, the Bank changed its name to Skyline National Bank.

On July 1, 2018, the Company acquired Great State Bank ("Great State"), based in Wilkesboro, North Carolina, through the merger of Great State with and into the Bank, with the Bank as the surviving bank.

The Bank was organized under the laws of the United States in 1900 and now serves the Virginia counties of Grayson, Floyd, Carroll, Wythe, Pulaski, Montgomery, Roanoke, Patrick and Washington, and the North Carolina counties of Alleghany, Ashe, Burke, Caldwell, Catawba, Cleveland, Davie, Iredell, Watauga, Wilkes, and Yadkin, and the surrounding areas, through twenty-seven full-service banking offices and two loan production offices. As a Federal Deposit Insurance Corporation ("FDIC") insured national banking association, the Bank is subject to regulation by the Comptroller of the Currency and the FDIC. The Company is regulated by the Board of Governors of the Federal Reserve System.

Critical Accounting Policies

Management believes the policies with respect to the methodology for the determination of the allowance for credit losses, and asset impairment judgments, such as the recoverability of intangible assets and credit losses on investment securities, involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and the Board of Directors.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank, which is wholly owned. All significant, intercompany transactions and balances have been eliminated in consolidation.

Business Segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Business Combinations

Generally, acquisitions are accounted for under the acquisition method of accounting in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, *Business Combinations*. A business combination occurs when the Company acquires net assets that constitute a business, or acquires equity interests in one or more other entities that are businesses and obtains control over those entities. Business combinations are effected through the transfer of consideration consisting of cash and/or common stock and are accounted for using the acquisition method. Accordingly, the assets and liabilities of the acquired entity are recorded at their respective fair values as of the closing date of the acquisition. Determining the fair value of assets and liabilities, especially the loan portfolio, is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. Fair values are subject to refinement for up to one year after the closing date of the acquisition as information relative to closing date fair values becomes available. The results of operations of an acquired entity are included in our consolidated results from the closing date of the merger, and prior periods are not restated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for credit and foreclosed real estate losses, management obtains independent appraisals for significant properties.

Substantially all of the Bank's loan portfolio consists of loans in its market area. Accordingly, the ultimate collectability of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the manufacturing and agricultural segments.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank's allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

The Company seeks strategies that minimize the tax effect of implementing their business strategies. As such, judgments are made regarding the ultimate consequence of long-term tax planning strategies, including the likelihood of future recognition of deferred tax benefits. The Company's tax returns are subject to examination by both Federal and State authorities. Such examinations may result in the assessment of additional taxes, interest and penalties. As a result, the ultimate outcome, and the corresponding financial statement impact, can be difficult to predict with accuracy.

Accounting for pension benefits, costs and related liabilities are developed using actuarial valuations. These valuations include key assumptions determined by management, including the discount rate and expected long-term rate of return on plan assets. Material changes in pension costs may occur in the future due to changes in these assumptions.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash and amounts due from banks (including cash items in process of collection), interest-bearing deposits with banks and federal funds sold.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Trading Securities

The Company does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities Held to Maturity

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at amortized cost. The Company does not currently hold any securities classified as held to maturity.

Securities Available for Sale

Available for sale securities are reported at fair value and consist of mortgage-backed, U.S. government agencies, corporate, and state and municipal securities not classified as trading securities or as held to maturity securities.

Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of accumulated other comprehensive income. Realized gains and losses on the sale of available for sale securities are determined using the specific-identification method. The amortization of premiums and accretion of discounts are recognized in interest income using the effective interest method over the period to maturity for discounts and the earlier of call date or maturity for premiums.

Accounting Standards Adopted in 2023

On January 1, 2023, the Company adopted ASU 2016-13 *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASC 326"). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. Purchased credit deteriorated ("PCD") loans will receive an initial allowance at the acquisition date that represents an adjustment to the amortized cost basis of the loan, with no impact to earnings.

In addition, CECL made changes to the accounting for available for sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available for sale debt securities if management does not intend to sell and does not believe that it is more likely than not, they will be required to sell.

The Company adopted ASC 326 and all related subsequent amendments thereto effective January 1, 2023 using the modified retrospective approach for all financial assets measured at amortized cost and off-balance sheet credit exposures. The transition adjustment of the adoption of CECL included an increase in the allowance for credit losses on loans of $592 thousand, which is presented as a reduction to net loans outstanding, and an increase in the allowance for credit losses on unfunded loan commitments of $313 thousand, which is recorded within Other Liabilities. The Company recorded a net decrease to retained earnings of $710 thousand as of January 1, 2023 for the cumulative effect of adopting CECL, which reflects the transition adjustments noted above, net of the applicable deferred tax assets recorded. Results for reporting periods beginning after January 1, 2023 are presented under CECL while prior period amounts continue to be reported in accordance with previously applicable accounting standards ("Incurred Loss").

The Company adopted ASC 326 using the prospective transition approach for debt securities for which other-than-temporary impairment had been recognized prior to January 1, 2023. As of December 31, 2022, the Company did not have any other-than-temporarily impaired investment securities. Therefore, upon adoption of ASC 326, the Company determined that an allowance for credit losses on available for sale securities was not deemed necessary.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Accounting Standards Adopted in 2023, continued

The Company elected not to measure an allowance for credit losses for accrued interest receivable and instead elected to reverse interest income on loans or securities that are placed on nonaccrual status, which is generally when the instrument is 90 days past due, or earlier if the Company believes the collection of interest is doubtful. The Company has concluded that this policy results in the timely reversal of uncollectible interest.

The allowance for credit losses is established as losses are estimated to have occurred through a provision for credit losses charged to earnings. Loan losses are charged against the allowance when management believes the loan balance, or a portion thereof, is uncollectable. Subsequent recoveries, if any, are credited to the allowance.

The allowance for credit losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions, which includes forecasted future economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The adoption of ASC 326 eliminated the accounting guidance for troubled debt restructurings by creditors and enhanced the disclosure requirements for loan refinancings and restructurings made with borrowers experiencing financial difficulty. For information related to modifications made to borrowers experiencing financial difficulty after the adoption of ASC 326 and information regarding troubled debt restructurings before the adoption of ASC 326, see Note 5 to the consolidated financial statements.

Allowance for Credit Losses – Available for Sale Securities

For available for sale securities, management evaluates all investments in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value and the entire loss is recorded in earnings.

If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors. In making the assessment, the Company may consider various factors including the extent to which fair value is less than amortized cost, performance on any underlying collateral, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specifically related to the security. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any excess is recorded as an allowance for credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any amount of unrealized loss that has not been recorded through an allowance for credit loss is recognized in other comprehensive income.

Changes in the allowance for credit loss are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance for credit loss when management believes an available for sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2023, there was no allowance for credit loss related to the available for sale portfolio.

Accrued interest receivable on available for sale debt securities, which is reported in accrued interest receivable on the consolidated balance sheets, totaled $641 thousand at December 31, 2023 and was excluded from the estimate of credit losses.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts and deferred fees and costs. Accrued interest receivable related to loans totaled $2.8 million at December 31, 2023 and was reported in accrued interest receivable on the consolidated balance sheets. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using methods that approximate a level yield without anticipating prepayments.

The accrual of interest is generally discontinued when a loan becomes 90 days past due and is not well collateralized and in the process of collection, or when management believes, after considering economic and business conditions and collection efforts, that the principal or interest will not be collectible in the normal course of business. Past due status is based on contractual terms of the loan. A loan is considered to be past due when a scheduled payment has not been received 30 days after the contractual due date.

All accrued interest is reversed against interest income when a loan is placed on nonaccrual status. Interest received on such loans is accounted for using the cost-recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, there is a sustained period of repayment performance, and future payments are reasonably assured.

Purchased Credit Deteriorated Loans

Upon adoption of ASC 326, loans that were designated as Purchased Credit Impaired loans under the previous accounting guidance were classified as PCD loans without reassessment.

In future acquisitions, the Company may purchase loans, some of which have experienced more than insignificant credit deterioration since origination. In those cases, the Company will consider internal loan grades, delinquency status and other relevant factors in assessing whether purchased loans are PCD. PCD loans are recorded at the amount paid. An initial allowance for credit loss is determined using the same methodology as other loans held for investment, but with no impact to earnings. The initial allowance for credit loss determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and allowance for credit loss becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent to initial recognition, PCD loans are subject to the same interest income recognition and impairment model as non-PCD loans, with changes to the allowance for credit loss recorded through provision expense.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Allowance for Credit Losses – Loans

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the loan balance, or a portion thereof, is uncollectable. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Accrued interest receivable is excluded from the estimate of credit losses.

The allowance for credit losses represents management's estimate of lifetime credit losses inherent in loans as of the balance sheet date. The allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts.

The Company measures expected credit losses for loans on a pooled basis when similar risk characteristics exist. The Company has identified the following portfolio segments and calculates the allowance for credit losses for each using a Lifetime of Probability of Default / Loss Given Default ("Lifetime PD/LGD") methodology because of the historical loss information the Company has on its loan portfolio, which is less subjective in nature, than the other methodologies available. In addition, this methodology is less reliant on qualitative factors versus the other methodologies and the previously used incurred loss model. Under this methodology an estimate of probability of default and a lifetime loss rate is applied to the portfolio segment based on the loss history during the economic life cycle of these type of loans.

- Construction and development loans include both commercial and consumer. Commercial loans are made to finance construction of buildings or other structures, as well as to finance the acquisition and development of raw land for various purposes. While the risk of these loans is generally confined to the construction period, if there are problems, the project may not be completed, and as such, may not provide sufficient cash flow on its own to service the debt or have sufficient value in a liquidation to cover the outstanding principal. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the type of project and the experience and resources of the developer. Consumer loans are made for the construction of residential homes for which a binding sales contract exists and generally are for a period of time sufficient to complete construction. Residential construction loans to individuals generally provide for the payment of interest only during the construction phase. Credit risk for residential real estate construction loans can arise from construction delays, cost overruns, failure of the contractor to complete the project to specifications and economic conditions that could impact demand for or supply of the property being constructed.

- Farmland loans are loans secured by farmland and improvements thereon, as evidenced by mortgages or other liens. Farmland includes all land known to be used or usable for agricultural purposes, such as crop and livestock production. Farmland includes grazing or pasture land, whether tillable or not and whether wooded or not. Primary source of repayment for these loans is the income of the borrower. The condition of the local economy is an important indicator of risk for this segment. The state of the real estate market, in regards to farmland, can also have a significant impact on this segment because low demand and/or declining values can limit the ability of borrowers to sell a property and satisfy the debt.

- Residential loans are loans secured by first and second liens such as home equity loans, home equity lines of credit, 1-4 family residential mortgages, including purchased money mortgages, as well as multifamily units. The primary source of repayment for these loans is the income of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The state of the local housing market can also have a significant impact on this segment because low demand and/or declining home values can limit the ability of borrowers to sell a property and satisfy the debt.

- Commercial mortgage loans are secured by commercial purpose real estate, including both owner occupied properties and investment properties, for various purposes such as hotels, retail facilities, and office space. Operations of the individual projects as well as global cash flows of the debtors are the primary sources of repayment for these loans. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the collateral type as well as the business.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Allowance for Credit Losses – Loans, continued

- Commercial & agricultural loans are made to operating companies, manufacturers, or farmers for the purpose of production, operating capacity, accounts receivable, inventory or equipment financing. Cash flow from the operations of the borrower is the primary source of repayment for these loans. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the industry of the borrower. Collateral for these types of loans often do not have sufficient value in a distressed or liquidation scenario to satisfy the outstanding debt.

- Consumer and other loans are made to individuals and may be either secured by assets other than 1-4 family residences or unsecured. This segment includes auto loans and unsecured loans and lines. The primary source of repayment for these loans is the income and assets of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The value of the collateral, if there is any, is less likely to be a source of repayment due to less certain collateral values. Also included in this category is loans made to local and state municipalities for various purposes including refinancing existing obligations, infrastructure up-fit and expansion, or to purchase new equipment. These loans may be secured by general obligations from the municipal authority or revenues generated by infrastructure and equipment financed by the Company. The primary repayment source for these loans include the tax base of the municipality, specific revenue streams related to the infrastructure financed, and other business operations of the municipal authority. The health and stability of state and local economies directly impacts each municipality's tax basis and are important indicators of risk for this segment. The ability of each municipality to increase taxes and fees to offset debt service requirements give this type of loan a very low risk profile in the continuum of the Company's loan portfolio.

Additionally, the allowance for credit losses calculation includes subjective adjustments for qualitative risk factors that are likely to cause estimated credit losses to differ from historical experience. These qualitative adjustments may increase or reduce reserve levels and include adjustments for lending management experience and risk tolerance, loan review and audit results, asset quality and portfolio trends, loan portfolio growth, industry concentrations, trends in underlying collateral, external factors and economic conditions not already captured. The Company has designated 5 year treasury yield, fed funds rates, and national unemployment as its forecast variables for a period of 12 months. These forecasts from reputable and independent third parties are sourced to inform the Company's reasonable and supportable forecasting of current expected credit losses.

Loans that do not share risk characteristics are evaluated on an individual basis. When management determines that foreclosure is probable and the borrower is experiencing financial difficulty, the expected credit losses are based on the fair value of collateral at the reporting date unadjusted for selling costs as appropriate.

Allowance for Credit Losses – Unfunded Commitments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Company records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for credit losses in the Company's income statements. The allowance for credit losses on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur as well as any third-party guarantees. The allowance for unfunded commitments is included in other liabilities on the Company's consolidated balance sheets.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Property and Equipment

Land is carried at cost. Bank premises, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	10-40
Furniture and equipment	5-12

Other Real Estate Owned

Other real estate owned represents properties acquired through, or in lieu of, loan foreclosure and former branch sites that have been closed and for which there are no intentions to re-open or otherwise use the location. These properties are to be sold and are initially recorded at fair value less anticipated cost to sell, establishing a new cost basis. After acquisition, valuations are periodically performed by management and the other real estate owned is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses on the consolidated statements of income.

Share-Based Compensation

The Parkway Acquisition Corp. 2020 Equity Incentive Plan (the "Equity Plan") was adopted by the Board of Directors of the Company on March 17, 2020 and approved by the Company's shareholders on August 18, 2020. The Equity Plan permits the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights, and stock awards to key employees and non-employee directors of the Company or its subsidiaries.

As of December 31, 2023, only restricted stock awards have been issued to key employees and stock awards have been issued to non-employee directors. The fair value of the stock awards or restricted stock is determined based on the closing price of the Company's common stock on the date of grant. The Company recognizes compensation expense related to restricted stock on a straight-line basis over the vesting period for service-based awards. See additional discussion of share-based compensation in Note 15 to the consolidated financial statements.

Pension Plan

Prior to the Cardinal merger, both the Bank and Floyd had qualified noncontributory defined benefit pension plans in place which covered substantially all of each bank's employees. The benefits in each plan are primarily based on years of service and earnings. Both the Bank's and Floyd's plans were amended to freeze benefit accruals for all eligible employees prior to the effective date of the Cardinal merger. The Bank's plan is a single-employer plan, the funded status of which is measured as the difference between the fair value of plan assets and the projected benefit obligation. Floyd's plan is a multi-employer plan for accounting purposes and is a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Goodwill and Other Intangible Assets

Goodwill arises from business combinations and is generally determined as the excess of fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquire, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently in events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company has selected November 1 as the date to perform the annual impairment test, however, due to the recent economic environment an impairment test was conducted as of June 1, 2023. The test as of June 1, 2023 found no impairment on the goodwill. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

Other intangible assets consist of core deposit intangibles that represent the value of long-term deposit relationships acquired in a business combination. Core deposit intangibles are amortized over the estimated useful lives of the deposit accounts acquired. The core deposit intangible as a result of the Cardinal merger, is amortized over an estimated useful life of twenty years on an accelerated basis. For the core deposit intangible as a result of the Great State merger, we used an estimated useful life of seven years on an accelerated basis for the amortization.

Cash Value of Life Insurance

The Bank is owner and beneficiary of life insurance policies on certain current and former employees and directors. The Company records these policies in the consolidated balance sheets at cash surrender value, with changes recorded in noninterest income in the consolidated statements of income.

Leases

We have performed an evaluation of our leasing contracts and activities. We have developed our methodology to estimate the right-of use assets and lease liabilities, which is based on the present value of lease payments. There was not a material change to the timing of expense recognition. See additional discussion of leases in Note 8 to the consolidated financial statements.

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more likely than not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more likely than not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Revenue Recognition

Service Charges on Deposit Accounts - Service charges on deposit accounts consist of monthly service fees, overdraft and nonsufficient funds fees, wire transfer fees and other deposit account related fees. The Company's performance obligation for monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts. Wire transfer fees, overdraft and nonsufficient funds fees, and other deposit account related fees are transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Fees for these services for the years ended December 31, 2023 and 2022 amounted to $2.2 million and $1.9 million, respectively.

Mortgage Origination Fees – Mortgage origination fees consist of commissions received on mortgage loans closed in the secondary market. The Company acts as an intermediary between the Company's customer and companies that specialize in mortgage lending in the secondary market. The Company's performance obligation is generally satisfied when the mortgage loan is closed and funded and the Company receives its commission at that time. Fees for these services for the years ended December 31, 2023 and 2022 amounted to $255 thousand and $399 thousand, respectively.

Other Service Charges and Fees - Other service charges include safety deposit box rental fees, check ordering charges, and other service charges. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation. Check ordering charges are transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. In addition, the following items are also included in other service charges and fees on the consolidated statements of income:

- ATM, Credit and Debit Card Fees - ATM fees are primarily generated when a Company cardholder uses a non-Company ATM or a non-Company cardholder uses a Company ATM. Credit and debit card fees are primarily comprised of interchange fee income and merchant services income. Interchange fees are earned whenever the Company's debit and credit cards are processed through card payment networks such as Visa or Mastercard. Merchant services income mainly represents fees charged to merchants to process their debit and credit card transactions, in addition to account management fees. The Company's performance obligation for ATM fees, interchange fee income, and merchant services income are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month. Fees for these services for the years ended December 31, 2023 and 2022 amounted to $2.9 million and $2.8 million, respectively.

- Insurance and Investment - Insurance income primarily consists of commissions received on insurance product sales. The Company acts as an intermediary between the Company's customer and the insurance carrier. The Company's performance obligation is generally satisfied upon the issuance of the insurance policy. Shortly after the insurance policy is issued, the carrier remits the commission payment to the Company, and the Company recognizes the revenue. Investment income consists of recurring revenue streams such as commissions from sales of mutual funds and other investments. Commissions from the sale of mutual funds and other investments are recognized on trade date, which is when the Company has satisfied its performance obligation. The Company also receives periodic service fees (i.e., trailers) from mutual fund companies typically based on a percentage of net asset value. Trailer revenue is recorded over time, usually monthly or quarterly, as net asset value is determined. For the years ended December 31, 2023 and 2022, the Company received $52 thousand and $56 thousand, respectively in income from these services.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Advertising Expense

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2023 and 2022 amounted to $768 thousand and $657 thousand, respectively.

Basic Earnings per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends. For the years ended December 31, 2023 and 2022, there were no dilutive instruments.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and changes in the funded status of the pension plan which are also recognized as separate components of equity. The accumulated balances related to each component of other comprehensive income (loss), net of tax, are as follows:

(dollars in thousands)	Unrealized Gains And Losses On Available for Sale Securities	Defined Benefit Pension Items	Total
Balance, December 31, 2021	$ (1,477)	$ (662)	$ (2,139)
Other comprehensive income (loss) before Reclassifications	(19,473)	(1,302)	(20,775)
Amounts reclassified from accumulated other comprehensive loss	8	-	8
Balance, December 31, 2022	$ (20,942)	$ (1,964)	$ (22,906)
Balance, December 31, 2022	$ (20,942)	$ (1,964)	$ (22,906)
Other comprehensive income before Reclassifications	2,965	588	3,553
Amounts reclassified from accumulated other comprehensive loss	13	-	13
Balance, December 31, 2023	$ (17,964)	$ (1,376)	$ (19,340)

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under line of credit arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 12. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassification

Certain reclassifications have been made to the prior years' financial statements to place them on a comparable basis with the current presentation. Net income and stockholders' equity previously reported were not affected by these reclassifications.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements

The following accounting standards may affect the future financial reporting by the Company:

In June 2022, the FASB issued amendments to clarify the guidance on the fair value measurement of an equity security that is subject to a contractual sale restriction and require specific disclosures related to such an equity security. The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

In December 2022, the FASB issued amendments to extend the period of time preparers can use the reference rate reform relief guidance under ASC Topic 848 from December 31, 2022, to December 31, 2024, to address the fact that all London Interbank Offered Rate ("LIBOR") tenors were not discontinued as of December 31, 2021, and some tenors were published until June 2023. The amendments are effective immediately for all entities and applied prospectively. The Company does not expect these amendments to have a material effect on its financial statements.

In July 2023, the FASB issued amendments to amendments to SEC Paragraphs in the Accounting Standards Codification pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022, EITF Meeting, and Staff Accounting Bulletin Topic 6.B. The amendments were effective upon issuance. The Company does not expect these amendments to have a material effect on its financial statements.

In August 2023, the FASB issued amendments to SEC Paragraphs in the Accounting Standards Codification pursuant to SEC Staff Accounting Bulletin No. 121. The amendments were effective upon issuance. The Company does not expect these amendments to have a material effect on its financial statements.

In December 2023, the FASB amended the Income Taxes topic in the Accounting Standards Codification to improve the transparency of income tax disclosures. The amendments are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company does not expect these amendments to have a material effect on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Note 2. Restrictions on Cash

The Bank is required to maintain vault cash on hand or on deposit with the Federal Reserve Bank based on the amount of certain customer deposits, mainly checking accounts. The Board of Governors of the Federal Reserve lowered the reserve requirement ratios on transaction accounts to zero percent effective March 26, 2020, therefore, there were no required reserve balances as of December 31, 2023 and December 31, 2022.

Notes to Consolidated Financial Statements

Note 3. Investment Securities

Investment securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values at December 31, 2023 and 2022 is summarized in the following table. There was no allowance for credit losses on available for sale securities as of December 31, 2023.

(dollars in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2023				
Available for sale:				
U.S. Treasury securities	$ 2,511	$ -	$ (65)	$ 2,446
U.S. Government agencies	25,165	-	(3,727)	21,438
Mortgage-backed securities	71,617	-	(9,920)	61,697
Corporate securities	1,500	-	(58)	1,442
State and municipal securities	49,336	9	(8,979)	40,366
	$ 150,129	$ 9	$ (22,749)	$ 127,389
December 31, 2022				
Available for sale:				
U.S. Treasury securities	$ 4,980	$ -	$ (146)	$ 4,834
U.S. Government agencies	25,025	-	(4,179)	20,846
Mortgage-backed securities	78,755	-	(11,485)	67,270
Corporate securities	1,500	-	-	1,500
State and municipal securities	51,400	16	(10,715)	40,701
	$ 161,660	$ 16	$ (26,525)	$ 135,151

Restricted equity securities totaled $3.3 million at December 31, 2023 and $2.0 million at December 31, 2022. Restricted equity securities consist of investments in stock of the Federal Home Loan Bank of Atlanta ("FHLB"), CBB Financial Corp., Pacific Coast Bankers Bank, and the Federal Reserve Bank of Richmond, all of which are carried at cost. All of these entities are upstream correspondents of the Bank. The FHLB requires financial institutions to make equity investments in the FHLB in order to borrow money. The Federal Reserve requires banks to purchase stock as a condition for membership in the Federal Reserve System. The Bank's stock in CBB Financial Corp. and Pacific Coast Bankers Bank is restricted only in the fact that the stock may only be repurchased by the respective banks.

The following tables details unrealized losses and related fair values in the Company's available for sale investment securities portfolios for which an allowance for credit losses has not been recorded at December 31, 2023 and was not required at December 31, 2022. This information is aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2023 and 2022.

(dollars in thousands)	Less Than 12 Months Fair Value	Less Than 12 Months Unrealized Losses	12 Months or More Fair Value	12 Months or More Unrealized Losses	Total Fair Value	Total Unrealized Losses
December 31, 2023						
Available for sale:						
U.S. Treasury securities	$ -	$ -	$ 2,446	$ (65)	2,446	$ (65)
U.S. Government agencies	-	-	21,438	(3,727)	21,438	(3,727)
Mortgage-backed securities	5	-	61,692	(9,920)	61,697	(9,920)
Corporate securities	1,442	(58)	-	-	1,442	(58)
State and municipal securities	1,216	(310)	38,181	(8,669)	39,397	(8,979)
Total securities available for sale	$ 2,663	$ (368)	$ 123,757	$ (22,381)	$ 126,420	$ (22,749)
December 31, 2022						
Available for sale:						
U.S. Treasury securities	$ 4,834	$ (146)	$ -	$ -	$ 4,834	$ (146)
U.S. Government agencies	8,563	(1,227)	12,282	(2,952)	20,845	(4,179)
Mortgage-backed securities	27,796	(2,756)	39,467	(8,729)	67,263	(11,485)
State and municipal securities	15,234	(2,633)	24,492	(8,082)	39,726	(10,715)
Total securities available for sale	$ 56,427	$ (6,762)	$ 76,241	$ (19,763)	$ 132,668	$ (26,525)

Notes to Consolidated Financial Statements

Note 3. Investment Securities, continued

At December 31, 2023, 81 investment securities with unrealized losses had depreciated 15.25 percent from their total amortized cost basis. Management evaluates all available for sale investments in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value and the entire loss is recorded in earnings.

If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors. In making the assessment, the Company may consider various factors including the extent to which fair value is less than amortized cost, performance on any underlying collateral, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specifically related to the security. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any excess is recorded as an allowance for credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any amount of unrealized loss that has not been recorded through an allowance for credit loss is recognized in other comprehensive income.

Changes in the allowance for credit loss are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance for credit loss when management believes an available for sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2023, there was no allowance for credit losses related to the available for sale portfolio.

Proceeds from sales of investment securities available for sale were $4.4 million and $2.5 million for the years ended December 31, 2023 and 2022, respectively. There were no called securities for the year ended December 31, 2023. Proceeds from called securities totaled $1.7 million for the year ended December 31, 2022. Gains and losses on the sale of investment securities are recorded on the trade date and are determined using the specific identification method. Gross realized gains and losses for the years ended December 31 are as follows:

(dollars in thousands)	2023	2022
Realized gains	$ 12	$ -
Realized losses	(28)	(10)
	$ (16)	$ (10)

There were no securities transferred between the available for sale and held to maturity portfolios or other sales of held to maturity securities during the periods presented. In the future management may elect to classify securities as held to maturity based upon such considerations as the nature of the security, the Bank's ability to hold the security until maturity, and general economic conditions. The scheduled maturities of securities available for sale at December 31, 2023, were as follows:

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 250	$ 256
Due after one year through five years	19,499	18,265
Due after five years through ten years	68,048	58,446
Due after ten years	62,332	50,422
	$ 150,129	$ 127,389

Maturities of mortgage-backed securities are based on contractual amounts. Actual maturity will vary as loans underlying the securities are prepaid.

Investment securities with amortized cost of approximately $36.0 million and $33.7 million at December 31, 2023 and 2022, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Notes to Consolidated Financial Statements

Note 4. Loans Receivable

The major components of loans in the consolidated balance sheets at December 31, 2023 and December 31, 2022 are as follows:

(dollars in thousands)	2023	2022
Real Estate Secured:		
Construction & development	$ 53,473	$ 49,728
Farmland	25,598	23,688
Residential	400,947	358,526
Commercial mortgage	269,666	263,664
Non-Real Estate Secured:		
Commercial & agricultural	47,681	39,505
Consumer & other	20,339	19,761
Total loans	817,704	754,872
Allowance for credit losses	(6,739)	(6,248)
Loans, net of allowance for credit losses	$ 810,965	$ 748,624

Included in total loans above are deferred loan fees of $1.4 million and $1.1 million at December 31, 2023 and December 31, 2022, respectively. Deferred loan costs were $4.7 million and $4.1 million, at December 31, 2023 and December 31, 2022, respectively. Income from net deferred fees and costs is recognized over the lives of the respective loans as a yield adjustment. If loans repay prior to schedule maturities and unamortized fee or cost is recognized at that time.

The Company elected to exclude accrued interest receivable from the amortized cost basis of loans. Accrued interest receivable related to loans totaled $2.8 million at December 31, 2023 and $2.6 million at December 31, 2022 and was reported in accrued interest receivable on the consolidated balance sheets.

As of December 31, 2023 and 2022, substantially all of the Bank's residential 1-4 family loans were pledged as collateral for borrowing lines at the FHLB.

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses

Allowance for Credit Losses - Loans

The change in the allowance for credit losses for the year ended December 31, 2023, was due to the initial adoption of the CECL methodology and an increase in loan volume during the year and changes in the Company's forecast variables during the year ended December 31, 2023.

The following tables summarizes the activity related to the allowance for credit losses for the year ended December 31, 2023 under the CECL methodology.

(dollars in thousands)	Construction & Development	Farmland	Residential	Commercial Mortgage	Commercial & Agricultural	Consumer & Other	Total
Balance, December 31, 2022	$ 526	$ 259	$ 2,820	$ 2,197	$ 312	$ 134	$ 6,248
Adjustment to allowance for adoption of ASU 2016-13	408	(108)	279	(119)	84	48	592
Charge-offs	-	-	-	-	-	(110)	(110)
Recoveries	1	50	1	11	16	23	102
Provision	(25)	(47)	67	(187)	12	87	(93)
Balance, December 31, 2023	$ 910	$ 154	$ 3,167	$ 1,902	$ 424	$ 182	$ 6,739

Prior to the adoption of ASC 326 on January 1, 2023, the Company calculated the allowance for loan losses under the incurred loss methodology. The following tables are disclosures related to the allowance for loan losses in prior periods. The following table presents activity in the allowance by loan category and information on the loans evaluated individually for impairment and collectively evaluated for impairment as of December 31, 2022:

(dollars in thousands)	Construction & Development	Farmland	Residential	Commercial Mortgage	Commercial & Agricultural	Consumer & Other	Total
December 31, 2022							
Allowance for loan losses:							
Beginning Balance	$ 484	$ 315	$ 2,521	$ 1,908	$ 321	$ 128	$ 5,677
Charge-offs	-	-	-	-	(14)	(114)	(128)
Recoveries	3	-	12	8	30	40	93
Provision	39	(56)	287	281	(25)	80	606
Ending Balance	$ 526	$ 259	$ 2,820	$ 2,197	$ 312	$ 134	$ 6,248
Ending balance: individually evaluated for impairment	$ 4	$ -	$ -	$ -	$ -	$ -	$ 4
Ending balance: collectively evaluated for impairment	$ 522	$ 259	$ 2,820	$ 2,197	$ 312	$ 134	$ 6,244
Loans outstanding:							
Ending Balance	$ 49,728	$ 23,688	$ 358,526	$ 263,664	$ 39,505	$ 19,761	$ 754,872
Ending balance: individually evaluated for impairment	$ 313	$ -	$ -	$ 382	$ -	$ -	$ 695
Ending balance: collectively evaluated for impairment	$ 49,415	$ 23,688	$ 358,410	$ 263,194	$ 39,505	$ 19,761	$ 753,973
Ending balance: purchased credit impaired loans	$ -	$ -	$ 116	$ 88	$ -	$ -	$ 204

As of December 31, 2022, the Bank had no unallocated reserves included in the allowance for loan losses.

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses, continued

Credit Quality Indicators

Management closely monitors the quality of the loan portfolio and has established a loan review process designed to help grade the quality of the Bank's loan portfolio. The Bank's loan ratings coincide with the "Substandard," "Doubtful" and "Loss" classifications used by federal regulators in their examination of financial institutions. Generally, an asset is considered "Substandard" if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. "Substandard" assets include those characterized by the distinct possibility that the insured financial institution will sustain some loss if the deficiencies are not corrected. Assets classified as "Doubtful" have all the weaknesses inherent in assets classified "Substandard" with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. Assets classified as "Loss" are those considered uncollectible, and of such little value that its continuance on the books is not warranted. As of December 31, 2023 and December 31, 2022, respectively, the Bank had no loans graded "Doubtful" or "Loss" included in the balance of total loans outstanding.

Assets that do not currently expose the insured financial institutions to sufficient risk to warrant classification in one of the aforementioned categories but otherwise possess weaknesses are designated "Special Mention." Management also maintains a listing of loans designated "Watch". These loans represent borrowers with declining earnings, strained cash flow, increasing leverage and/or weakening market fundamentals that indicate above average risk. Loans that are currently performing and are of high quality are given a loan rating of "Pass".

Loans are graded at origination and will be considered for potential downgrades as the borrower experiences financial difficulties. Loan officers meet periodically to discuss their past due credits and loan downgrades could occur at that time. Commercial loans of over $1.0 million are reviewed on an annual basis, and that review could result in downgrades or in some cases, upgrades. In addition, the Company engages a third-party loan review each quarter. The results of these loan reviews could result in upgrades or downgrades.

The following table presents the Company's recorded investment in loans by credit quality indicators as of December 31, 2023 and December 31, 2022:

	Loan Grades				
(dollars in thousands)	**Pass**	**Watch**	**Special Mention**	**Substandard**	**Total**
December 31, 2023					
Real Estate Secured:					
Construction & development	$ 53,444	$ -	$ -	$ 29	$ 53,473
Farmland	23,329	-	737	1,532	25,598
Residential	400,432	213	36	266	400,947
Commercial mortgage	265,441	2,329	202	1,694	269,666
Non-Real Estate Secured:					
Commercial & agricultural	47,481	-	24	176	47,681
Consumer & other	19,903	-	-	436	20,339
Total	$ 810,030	$ 2,542	$ 999	$ 4,133	$ 817,704
December 31, 2022					
Real Estate Secured:					
Construction & development	$ 49,384	$ -	$ -	$ 344	$ 49,728
Farmland	21,156	814	468	1,250	23,688
Residential	356,327	947	499	753	358,526
Commercial mortgage	259,529	2,130	153	1,852	263,664
Non-Real Estate Secured:					
Commercial & agricultural	39,410	13	-	82	39,505
Consumer & other	19,761	-	-	-	19,761
Total	$ 745,567	$ 3,904	$ 1,120	$ 4,281	$ 754,872

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses, continued

Credit Quality Indicators, continued

The following table presents the Company's recorded investment in loans by credit quality indicators by year of origination as of December 31, 2023:

(dollars in thousands)	Term Loans by Year of Origination						Revolving	Revolving Loans Converted To Term	Total
	2023	2022	2021	2020	2019	Prior	Revolving		
Construction & development									
Pass	$ 15,743 $	8,291 $	12,945 $	1,742 $	2,552 $	6,492 $	5,679 $	- $	53,444
Watch	-	-	-	-	-	-	-	-	-
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	29	-	-	-	-	-	29
Total construction & development	$ 15,743 $	8,291 $	12,974 $	1,742 $	2,552 $	6,492 $	5,679 $	- $	53,473
Current period gross write-offs	$ - $	- $	- $	- $	- $	- $	- $	- $	-
Farmland									
Pass	$ 4,750 $	2,376 $	1,448 $	2,764 $	1,365 $	9,019 $	1,607 $	- $	23,329
Watch	-	-	-	-	-	-	-	-	-
Special Mention	-	-	-	-	-	637	100	-	737
Substandard	-	-	-	-	8	1,507	17	-	1,532
Total farmland	$ 4,750 $	2,376 $	1,448 $	2,764 $	1,373 $	11,163 $	1,724 $	- $	25,598
Current period gross write-offs	$ - $	- $	- $	- $	- $	- $	- $	- $	-
Residential									
Pass	$ 56,921 $	99,100 $	54,974 $	46,877 $	17,527 $	63,461 $	60,520 $	1,052 $	400,432
Watch	-	-	-	213	-	-	-	-	213
Special Mention	-	-	-	9	-	27	-	-	36
Substandard	-	-	-	-	-	252	-	14	266
Total residential	$ 56,921 $	99,100 $	54,974 $	47,099 $	17,527 $	63,740 $	60,520 $	1,066 $	400,947
Current period gross write-offs	$ - $	- $	- $	- $	- $	- $	- $	- $	-
Commercial mortgage									
Pass	$ 36,852 $	53,022 $	49,799 $	41,429 $	22,069 $	58,119 $	4,048 $	103 $	265,441
Watch	-	-	-	2,081	-	248	-	-	2,329
Special Mention	-	-	-	-	-	202	-	-	202
Substandard	-	-	86	-	-	1,209	399	-	1,694
Total residential	$ 36,852 $	53,022 $	49,885 $	43,510 $	22,069 $	59,778 $	4,447 $	103 $	269,666
Current period gross write-offs	$ - $	- $	- $	- $	- $	- $	- $	- $	-
Commercial & agricultural									
Pass	$ 12,056 $	6,579 $	4,931 $	1,610 $	573 $	1,624 $	20,079 $	29 $	47,481
Watch	-	-	-	-	-	-	-	-	-
Special Mention	-	-	-	-	24	-	-	-	24
Substandard	-	4	-	-	25	147	-	-	176
Total commercial & agricultural	$ 12,056 $	6,583 $	4,931 $	1,610 $	622 $	1,771 $	20,079 $	29 $	47,681
Current period gross write-offs	$ - $	- $	- $	- $	- $	- $	- $	- $	-
Consumer & other									
Pass	$ 9,836 $	2,866 $	2,410 $	229 $	799 $	3,025 $	738 $	- $	19,903
Watch	-	-	-	-	-	-	-	-	-
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	397	-	-	39	-	-	436
Total consumer & other	$ 9,836 $	2,866 $	2,807 $	229 $	799 $	3,064 $	738 $	- $	20,339
Current period gross write-offs	$ 27 $	33 $	14 $	8 $	5 $	23 $	- $	- $	110
Total loans									
Pass	$ 136,158 $	172,234 $	126,507 $	94,651 $	44,885 $	141,740 $	92,671 $	1,184 $	810,030
Watch	-	-	-	2,294	-	248	-	-	2,542
Special Mention	-	-	-	9	24	866	100	-	999
Substandard	-	4	512	-	33	3,154	416	14	4,133
Total loans	$ 136,158 $	172,238 $	127,019 $	96,954 $	44,942 $	146,008 $	93,187 $	1,198 $	817,704
Total Current period gross write-offs	$ 27 $	33 $	14 $	8 $	5 $	23 $	- $	- $	110

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses, continued

Nonaccrual Loans

The following table is a summary of the Company's nonaccrual loans by major categories for the periods indicated:

| (dollars in thousands) | CECL | | | Incurred Loss |
| | December 31, 2023 | | | December 31, 2022 |
	Nonaccrual Loans with no Allowance	Nonaccrual Loans with an Allowance	Total Nonaccrual Loans	Nonaccrual Loans
Construction & development	$ -	$ 29	$ 29	$ 344
Farmland	314	86	400	94
Residential	-	221	221	565
Commercial mortgage	339	176	515	622
Commercial & agricultural	-	130	130	9
Consumer & other	398	38	436	-
Total	$ 1,051	$ 680	$ 1,731	$ 1,634

The following table represents the accrued interest receivables written off on nonaccrual loans by reversing interest income during the year ended December 31, 2023:

(dollars in thousands)	2023
Construction & development	$ -
Farmland	-
Residential	16
Commercial mortgage	-
Commercial & agricultural	-
Consumer & other	6
Total Loans	$ 22

Note 5. Allowance for Credit Losses, continued

Aging Analysis

The following table presents an aging analysis of past due loans by category as of December 31, 2023:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due and Still Accruing	Nonaccrual Loans	Current	Total Loans
December 31, 2023						
Real Estate Secured:						
Construction & development	$ -	$ -	$ -	$ 29	$ 53,444	$ 53,473
Farmland	-	-	-	400	25,198	25,598
Residential	-	45	-	221	400,681	400,947
Commercial mortgage	-	-	-	515	269,151	269,666
Non-Real Estate Secured:						
Commercial & agricultural	35	-	-	130	47,516	47,681
Consumer & other	12	-	-	436	19,891	20,339
Total	$ 47	$ 45	$ -	$ 1,731	$ 815,881	$ 817,704

The following table presents an aging analysis of past due loans by category as December 31, 2022:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due and Still Accruing	Nonaccrual Loans	Current	Total Loans
December 31, 2022						
Real Estate Secured:						
Construction & development	$ -	$ -	$ -	$ 344	$ 49,384	$ 49,728
Farmland	4	-	-	94	23,590	23,688
Residential	90	137	-	565	357,734	358,526
Commercial mortgage	-	-	-	622	263,042	263,664
Non-Real Estate Secured:						
Commercial & agricultural	-	-	-	9	39,496	39,505
Consumer & other	5	-	-	-	19,756	19,761
Total	$ 99	$ 137	$ -	$ 1,634	$ 753,002	$ 754,872

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses, continued

Collateral Dependent Loans

Loans that do not share risk characteristics within their respective loan pools are individually evaluated. The Company has certain loans for which repayment is dependent upon the operation or sale of collateral, as the borrower is experiencing financial difficulty. The underlying collateral can vary based upon the type of loan. The following provides more detail about the types of collateral that secure collateral dependent loans:

- Construction and development loans include both commercial and consumer loans. Commercial loans are typically secured by first liens on raw land acquired for the construction of owner occupied commercial real estate or non-owner occupied commercial real estate. Consumer loans are typically secured by a first lien on raw land acquired for the construction of residential homes for which a binding sales contract exists.
- Commercial real estate loans can be secured by either owner occupied commercial real estate or non-owner occupied investment commercial real estate. Typically, owner occupied commercial real estate loans are secured by office buildings, warehouses, manufacturing facilities and other commercial and industrial properties occupied by operating companies. Non-owner occupied commercial real estate loans are generally secured by office buildings and complexes, retail facilities, multifamily complexes, land under development, industrial properties, as well as other commercial or industrial real estate.
- Residential real estate loans are typically secured by first mortgages, and in some cases could be secured by a second mortgage.
- Home equity lines of credit are generally secured by second mortgages on residential real estate property.
- Consumer loans are generally secured by automobiles, motorcycles, recreational vehicles and other personal property. Some consumer loans are unsecured and have no underlying collateral.

The following table details the amortized cost of collateral dependent loans as of December 31, 2023:

(dollars in thousands)	2023
Construction & development	$ -
Farmland	-
Residential	-
Commercial mortgage	339
Commercial & agricultural	-
Consumer & other	-
Total Loans	$ 339

Purchased Credit Deteriorated

There were no purchased credit deteriorated loans acquired during the years ended December 31, 2023 and 2022, respectively.

During 2018, the Company acquired loans as a result of the Great State merger, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. There was no accretable yield on purchased credit impaired loans for the period presented. The carrying amount of those loans at December 31, 2023 and December 31, 2022 are as follows:

(dollars in thousands)	2023	2022
Residential	$ 99	$ 116
Commercial mortgage	77	88
Outstanding balance	$ 176	$ 204
Carrying amount	$ 176	$ 204

Note 5. Allowance for Credit Losses, continued

Impaired Loans

Prior to the adoption of ASU 2016-13, a loan was considered impaired when it is probable that the Bank will be unable to collect all contractual principal and interest payments due in accordance with the original or modified terms of the loan agreement. Smaller balance homogenous loans may be collectively evaluated for impairment. Non-homogenous impaired loans are either measured based on the estimated fair value of the collateral less estimated cost to sell if the loan is considered collateral dependent, or measured based on the present value of expected future cash flows if not collateral dependent. The valuation of real estate collateral is subjective in nature and may be adjusted in future periods because of changes in economic conditions. Management considers third-party appraisals, as well as independent fair market value assessments in determining the estimated fair value of particular properties. In addition, as certain of these third-party appraisals and independent fair market value assessments are only updated periodically, changes in the values of specific properties may have occurred subsequent to the most recent appraisals. Accordingly, the amounts of any such potential changes and any related adjustments are generally recorded at the time such information is received. When the measurement of the impaired loan is less than the recorded investment in the loan, impairment is recognized by creating or adjusting an allocation of the allowance for loan losses and uncollected accrued interest is reversed against interest income. If ultimate collection of principal is in doubt, all cash receipts on impaired loans are applied to reduce the principal balance.

As of December 31, 2022, the recorded investment in impaired loans totaled $3.0 million. The total amount of collateral-dependent impaired loans at December 31, 2022 was $695 thousand. As of December 31, 2022, $584 thousand of the recorded investment in impaired loans did not have a related allowance. The Bank had $3.0 million in troubled debt restructured loans included in impaired loans at December 31, 2022.

The categories of non-accrual loans and impaired loans overlap, although they are not coextensive. The Bank considers all circumstances regarding the loan and borrower on an individual basis when determining whether an impaired loan should be placed on non-accrual status, such as the financial strength of the borrower, the estimated collateral value, reasons for the delay, payment record, the amount past due and the number of days past due.

Management collectively evaluated performing TDRs with a loan balance of $250,000 or less for impairment. As of December 31, 2022, $2.3 million of TDRs included in the following table were evaluated collectively for impairment and were deemed to have $115 thousand of related allowance.

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses, continued

Impaired Loans, continued

The following table is a summary of information related to impaired loans as of December 31, 2022:

Impaired Loans

(dollars in thousands)	Recorded Investment[1]	Unpaid Principal Balance	Related Allowance
December 31, 2022			
With no related allowance recorded:			
Construction & development	$ 203	$ 203	$ -
Farmland	-	-	-
Residential	-	-	-
Commercial mortgage	381	395	-
Commercial & agricultural	-	-	-
Consumer & other	-	-	-
Subtotal	584	598	-
With an allowance recorded:			
Construction & development	119	119	4
Farmland	355	371	15
Residential	1,885	2,043	96
Commercial mortgage	66	66	3
Commercial & agricultural	24	24	1
Consumer & other	-	-	-
Subtotal	2,449	2,623	119
Totals:			
Construction & development	322	322	4
Farmland	355	371	15
Residential	1,885	2,043	96
Commercial mortgage	447	461	3
Commercial & agricultural	24	24	1
Consumer & other	-	-	-
Total	$ 3,033	$ 3,221	$ 119

[1] Recorded investment is the loan balance, net of any charge-offs

The following table shows the average recorded investment and interest income recognized for impaired loans for the year ended December 31, 2022:

	December 31, 2022	
(dollars in thousands)	Average Recorded Investment	Interest Income Recognized
Construction & development	$ 645	$ 55
Farmland	372	23
Residential	2,124	133
Commercial mortgage	464	21
Commercial & agricultural	28	2
Consumer & other	-	-
Total	$ 3,633	$ 234

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses, continued

Modifications Made to Borrowers Experiencing Financial Difficulty

The allowance for credit losses incorporates an estimate of lifetime expected credit losses and is recorded on each asset upon asset origination or acquisition. The starting point for the estimate of the allowance for credit losses is historical loss information, which includes losses from modifications of receivables to borrowers experiencing financial difficulty. The Company uses a lifetime of probability of default/loss given default model to determine the allowance for credit losses. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification. There are no commitments to lend additional funds to borrowers experiencing financial difficulty.

Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification. Occasionally, the Company modifies loans by providing principal forgiveness on certain of its real estate loans. When principal forgiveness is provided, the amortized cost basis of the asset is written off against the allowance for credit losses. The amount of the principal forgiveness is deemed to be uncollectible; therefore, that portion of the loan is written off, resulting in a reduction of the amortized cost basis and a corresponding adjustment to the allowance for credit losses.

In some cases, the Company will modify a certain loan by providing multiple types of concessions. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted. For the real estate loans included in the "combination" columns below, multiple types of modifications have been made on the same loan within the current reporting period. The combination is at least two of the following: a term extension, principal forgiveness, and interest rate reduction.

The following table shows the amortized cost basis as of December 31, 2023 of the loans modified to borrowers experiencing financial difficulty, disaggregated by class of loans and type of concession granted and describes the financial effect of the modifications made to borrowers experiencing financial difficulty:

(dollars in thousands)	Amortized Cost Basis	% of Total Loan Type	Combination – Term Extension & Interest Rate Reduction — Financial Effect
Construction & development	$ -	-%	
Farmland	-	-%	
Residential	592	0.15%	Average interest rate reduced from 8.13% to 6.13%. Added an average of 4.39 years to the life of the loans, which resulted in reduced payment.
Commercial mortgage	-	-%	
Commercial & agricultural	-	-%	
Consumer & other	398	1.96%	Reduced interest rate from 9.50% to 7.00%. Added 0.61 years to the life of the loan.
Total	$ 990		

Upon the Company's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount. There were no loans that had a payment default during the period and were modified in the 12 months before default to borrowers experiencing financial difficulty.

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses, continued

Modifications Made to Borrowers Experiencing Financial Difficulty, continued

The Company closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table depicts the performance of loans that have been modified in the last 12 months as of December 31, 2023:

| | Payment Status (Amortized Cost Basis) | | |
| | Current | 30-89 Days Past Due | 90+ Days Past Due |
(dollars in thousands)			
Construction & development	$ -	$ -	$ -
Farmland	-	-	-
Residential	592	-	-
Commercial mortgage	-	-	-
Commercial & agricultural	-	-	-
Consumer & other	398	-	-
Total	$ 990	$ -	$ -

Troubled Debt Restructuring

Prior to the adoption of ASC 326 on January 1, 2023, the Bank utilized the incurred loss methodology that required the Bank to account for certain loan modifications or restructurings as "troubled debt restructurings" or "troubled debt restructured loans." A troubled debt restructured loan is a loan for which the Bank, for reasons related to the borrower's financial difficulties, grants a concession to the borrower that the Bank would not otherwise consider. The loan terms which have been modified or restructured due to a borrower's financial difficulty, include but are not limited to: a reduction in the stated interest rate; an extension of the maturity at an interest rate below current market; a reduction in the face amount of the debt; a reduction in the accrued interest; or re-aging, extensions, deferrals and renewals.

The following table sets forth information with respect to the Bank's troubled debt restructurings as of December 31, 2022 before the adoption of ASC 326:

| | TDRs identified during the period | | | TDRs identified in the last twelve months that subsequently defaulted[1] | | |
(dollars in thousands)	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
December 31, 2022						
Construction & development	-	$ -	$ -	-	$ -	$ -
Farmland	-	-	-	-	-	-
Residential	2	79	79	-	-	-
Commercial mortgage	1	403	381	-	-	-
Commercial & agricultural	-	-	-	-	-	-
Consumer & other	-	-	-	-	-	-
Total	3	$ 482	$ 460	-	$ -	$ -

During the twelve months ended December 31, 2022, three loans were modified that were considered to be TDRs. One residential loan had term concessions granted and additional funds advanced for insurance. The other residential loan had the principal and interest payments modified, interest rate lowered, and maturity date extended. The commercial mortgage loan had the principal and interest payments modified; however, the maturity date remained the same. No TDRs identified in the last twelve months subsequently defaulted in the year ended December 31, 2022.

[1] Loans past due 30 days or more are considered to be in default.

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses, continued

Unfunded Commitments

The Company maintains a separate reserve for credit losses on off-balance-sheet credit exposures, including unfunded loan commitments, which is included in other liabilities on the consolidated balance sheets. The reserve for credit losses on off-balance-sheet credit exposures is adjusted as a provision for credit losses in the income statement. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life, utilizing the same models and approaches for the Company's other loan portfolio segments described above, as these unfunded commitments share similar risk characteristics as its loan portfolio segments. The Company has identified the unfunded portion of certain lines of credit as unconditionally cancellable credit exposures, meaning the Company can cancel the unfunded commitment at any time. No credit loss estimate is reported for off-balance-sheet credit exposures that are unconditionally cancellable by the Company or for undrawn amounts under such arrangements that may be drawn prior to the cancellation of the arrangement.

The following table presents the balance and activity in the allowance for credit losses for unfunded loan commitments for the nine months ended December 31, 2023:

(dollars in thousands)	Total Allowance for Credit Losses – Unfunded Commitments
Balance, December 31, 2022	$ 46
Adjustment to allowance for unfunded commitments for adoption of ASU 2016-13	313
Provision for credit losses - unfunded commitments	43
Balance, December 31, 2023	$ 402

Notes to Consolidated Financial Statements

Note 6. Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 2023 and 2022, are as follows:

(dollars in thousands)	2023	2022
Land	$ 8,478	$ 8,429
Buildings and improvements	25,831	25,835
Furniture and equipment	14,126	13,221
	48,435	47,485
Less accumulated depreciation	(17,252)	(15,732)
	$ 31,183	$ 31,753

Depreciation expense for the years ended December 31, 2023 and 2022 amounted to $1.9 million and $1.7 million, respectively.

Note 7. Goodwill and Intangible Assets

An analysis of goodwill during the years ended December 31, 2023 and 2022 is as follows:

(dollars in thousands)	2023	2022
Beginning of year	$ 3,257	$ 3,257
Impairment	-	-
End of the period	$ 3,257	$ 3,257

Intangible Assets

The following table presents the activity for the Company's core deposit intangible assets, which are the only identifiable intangible assets subject to amortization. Core deposit intangibles at December 31, 2023 and 2022 are as follows:

(dollars in thousands)	2023	2022
Balance at beginning of year, net	$ 1,286	$ 1,764
Amortization expense	(369)	(478)
Net book value	$ 917	$ 1,286

The following table presents the estimated amortization expense of the core deposit intangible over the remaining useful life:

(dollars in thousands)	
For the year ended December 31, 2024	$ 262
For the year ended December 31, 2025	154
For the year ended December 31, 2026	96
For the year ended December 31, 2027	81
For the year ended December 31, 2028	68
Thereafter	256
Total	$ 917

Notes to Consolidated Financial Statements

Note 8. Leases

The Company's leases are recorded under ASC Topic 842, "*Leases*". We have performed an evaluation of our leasing contracts and activities. We have developed our methodology to estimate the right-of use assets and lease liabilities, which is based on the present value of lease payments.

Contracts are evaluated to determine whether they are or contain a lease in accordance with Topic 842. The Company has elected the practical expedient provided by Topic 842 not to allocate consideration in a contract between lease and non-lease components. The Company also elected, as provided by the standard, not to recognize right-of-use assets and lease liabilities for short-term leases, defined by the standard as leases with terms of 12 months or less. The Company entered into an operating lease in June 2023 and as a result incurred $95 thousand in initial direct costs that was factored into the right of use asset. In August 2023 the Company executed a sale leaseback transaction on a branch location which resulted in a gain of $197 thousand and as a result entered into a two year operating lease agreement and recognized a right-of-use asset and lease liability on the transaction. The Company renewed an operating lease during 2022 and recognized a right-of-use asset and lease liability on the renewal.

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease. For our incremental borrowing rate, we used the Federal Home Loan Bank rate available at the time of lease inception. The right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor. The contracts in which the Company is lessee are with parties external to the Company and not related parties. The Company's lease right-of-use assets are included in other assets and the lease liabilities are included in other liabilities. The following tables present information about leases:

(dollars in thousands)		2023		2022
Lease liabilities	$	1,983	$	739
Right-of-use assets	$	2,073	$	739
Weighted average remaining lease term (years)		7.45		5.59
Weighted average discount rate		3.98%		2.75%

(dollars in thousands)		2023		2022
Lease Expense				
Operating lease expense	$	273	$	158
Short-term lease expense		17		8
Total lease expense	$	290	$	166
Cash paid for amounts included in lease liabilities	$	268	$	158

The following table presents a maturity schedule of undiscounted cash flows that contribute to the lease liabilities:

(dollars in thousands)		
Twelve months ending December 31, 2024	$	388
Twelve months ending December 31, 2025		352
Twelve months ending December 31, 2026		293
Twelve months ending December 31, 2027		257
Twelve months ending December 31, 2028		231
Thereafter		798
Total undiscounted cash flows	$	2,319
Less discount		(336)
Lease liabilities	$	1,983

Notes to Consolidated Financial Statements

Note 9. Deposits

The following table presents the composition of deposits at December 31, 2023 and December 31, 2022:

(dollars in thousands)	2023	2022
Interest-bearing deposits:		
Interest-bearing demand deposit accounts	$ 136,305	$ 144,540
Money market	70,669	87,012
Savings	152,666	194,723
Time deposits	263,987	183,542
Total interest-bearing deposits	623,627	609,817
Noninterest-bearing deposits	305,115	310,510
Total deposits	$ 928,742	$ 920,327

The aggregate amount of time deposits in denominations of more than $250 thousand at December 31, 2023 and 2022 was $78.6 million, and $49.5 million, respectively.

At December 31, 2023, the scheduled maturities of all time deposits are as follows:

(dollars in thousands)

2024	$ 225,658
2025	19,197
2026	9,171
2027	5,894
2028	4,067
After Five Years	-
Total	$ 263,987

Note 10. Short-Term Borrowings

At December 31, 2023, the Bank had a $25.0 million FHLB advance outstanding at a rate of 5.45%, with a maturity date of January 10, 2024, that was classified as short-term. At December 31, 2023, the Bank had a $2.5 million borrowing from the Federal Reserve's Bank Term Funding Program outstanding at a rate of 5.46%, with a maturity date of August 2, 2024, that was classified as short-term. The Bank had no borrowings outstanding classified as short-term at December 31, 2022.

At December 31, 2023, the Bank had established unsecured lines of credit of approximately $73.0 million with correspondent banks to provide additional liquidity if, and as needed. In addition, the Bank has the ability to borrow up to approximately $229.2 million from the FHLB, subject to the pledging of collateral.

Note 11. Long-Term Borrowings

At December 31, 2023 and 2022, the Bank had no borrowings outstanding classified as long-term.

Notes to Consolidated Financial Statements

Note 12. Financial Instruments

FASB ASC 825, "Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value of future cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company's financial instruments not recorded at fair value on a recurring basis as of December 31, 2023 and 2022. This table excludes financial instruments for which the carrying amount approximates fair value. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization. For non-marketable equity securities such as FHLB and Federal Reserve Bank stock, the carrying amount is a reasonable estimate of the fair value as these securities can only be redeemed or sold at their par value and only to the respective issuing government supported institution or to another member institution. For financial liabilities such as noninterest-bearing demand, interest-bearing demand, and savings deposits, the carrying amount is a reasonable estimate of fair value due to these products having no stated maturity.

For loans, the carrying amount is net of unearned income and the allowance for credit losses. In accordance with ASU No. 2016-01, the fair value of loans as of December 31, 2023 and 2022, was measured using an exit price notion.

			Fair Value Measurements		
(dollars in thousands)	**Carrying Amount**	**Fair Value**	**Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
December 31, 2023					
Financial Instruments – Assets					
Net Loans	$ 810,965	$ 775,246	$ -	$ -	$ 775,246
Financial Instruments – Liabilities					
Time Deposits	263,987	260,590	-	260,590	-
FHLB Advances	25,000	24,999	-	24,999	-
Federal Reserve's Bank Term Funding Program Advances	2,500	2,500	-	2,500	-
December 31, 2022					
Financial Instruments – Assets					
Net Loans	$ 748,624	$ 702,549	$ -	$ -	$ 702,549
Financial Instruments – Liabilities					
Time Deposits	183,542	181,525	-	181,525	-

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available for sale and derivatives are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans or foreclosed assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Notes to Consolidated Financial Statements

Note 12. Financial Instruments, continued

Fair Value Hierarchy

Under FASB ASC 820, "Fair Value Measurements and Disclosures", the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques may include the use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available for Sale

Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Individually Evaluated Loans

Individually evaluated loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement potential specific reserves and adjusted, if a shortfall exists, to fair value less costs to sell. Fair value is measured based on the value of the underlying collateral securing the loan if repayment is expected solely from the sale or operation of the collateral or present value of estimated future cash flows discounted at the loan's contractual interest rate if the loan is not determined to be collateral dependent. All loans individually evaluated are classified as Level 3 in the fair value hierarchy.

Fair value for individually evaluated loans is determined using several methods. Generally, the fair value of real estate is determined based on appraisals by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. These routine adjustments are made to adjust the value of a specific property relative to comparable properties for variations in qualities such as location, size, and income production capacity relative to the subject property of the appraisal. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Notes to Consolidated Financial Statements

Note 12. Financial Instruments, continued

Derivative Assets and Liabilities

Derivative instruments held or issued by the Company for risk management purposes are traded in over-the-counter markets where quoted market prices are not readily available. Management engages third-party intermediaries to determine the fair market value of these derivative instruments and classifies these instruments as Level 2. Examples of Level 2 derivatives are interest rate swaps, caps and floors. No derivative instruments were held as of December 31, 2023 and December 31, 2022.

Other Real Estate Owned

Other real estate owned is adjusted to fair value upon transfer of the loans, or former bank premises, to other real estate owned. Subsequently, other reals estate owned is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price the Company records the other real estate owned as nonrecurring Level 2. When the fair value of the collateral is based on either an external or internal appraisal and there is no observable market price, the Company records the other real estate owned as nonrecurring Level 3. There was a former bank premise valued at $235 thousand in other real estate owned at December 31, 2022 and there was no other real estate owned held as of December 31, 2023.

Assets Recorded at Fair Value on a Recurring Basis

(dollars in thousands)	Total	Level 1	Level 2	Level 3
December 31, 2023				
Investment securities available for sale				
U.S. Treasury securities	$ 2,446	$ -	$ 2,446	$ -
U.S. Government agencies	21,438	-	21,438	-
Mortgage-backed securities	61,697	-	61,697	-
Corporate securities	1,442	-	1,442	-
State and municipal securities	40,366	-	40,366	-
Total assets at fair value	$ 127,389	$ -	$ 127,389	$ -
December 31, 2022				
Investment securities available for sale				
U.S. Treasury securities	$ 4,834	$ -	$ 4,834	$ -
U.S. Government agencies	20,846	-	20,846	-
Mortgage-backed securities	67,270	-	67,270	-
Corporate securities	1,500	-	1,500	-
State and municipal securities	40,701	-	40,701	-
Total assets at fair value	$ 135,151	$ -	$ 135,151	$ -

No liabilities were recorded at fair value on a recurring basis as of December 31, 2023 or 2022. There were no significant transfers between levels during the years ended December 31, 2023 or 2022.

Notes to Consolidated Financial Statements

Note 12. Financial Instruments, continued

Assets Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets and liabilities at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets and liabilities that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. No liabilities were recorded at fair value on a nonrecurring basis at December 31, 2023 and 2022. Assets measured at fair value on a nonrecurring basis are included in the table below.

(dollars in thousands)	Total	Level 1	Level 2	Level 3
December 31, 2023				
Individually evaluated loans	$ 1,635	$ -	$ -	$ 1,635
Other real estate owned	-	-	-	-
Total assets at fair value	$ 1,635	$ -	$ -	$ 1,635

(dollars in thousands)	Total	Level 1	Level 2	Level 3
December 31, 2022				
Impaired loans	$ 173	$ -	$ -	$ 173
Other real estate owned	235	-	-	235
Total assets at fair value	$ 408	$ -	$ -	$ 408

For Level 3 assets measured at fair value on a recurring or non-recurring basis as of December 31, 2023 and 2022, the significant unobservable inputs used in the fair value measurements were as follows:

	Fair Value at December 31, 2023	Fair Value at December 31, 2022	Valuation Technique	Significant Unobservable Inputs	General Range of Significant Unobservable Input Values
Individually Evaluated Loans	$ 1,635	$ -	Appraised Value/Discounted Cash Flows/Market Value of Note	Discounts to reflect current market conditions, ultimate collectability, and estimated costs to sell	0 – 10%
Impaired Loans	$ -	$ 173	Appraised Value/Discounted Cash Flows/Market Value of Note	Discounts to reflect current market conditions, ultimate collectability, and estimated costs to sell	0 – 10%
Other Real Estate Owned	$ -	$ 235	Appraised Value/Comparable Sales/Other Estimates from Independent Sources	Discounts to reflect current market conditions and estimated costs to sell	0 – 10%

Notes to Consolidated Financial Statements

Note 13. Deferred Compensation and Supplemental Executive Retirement Plans

Deferred compensation plans have been adopted for certain executive officers and members of the Board of Directors for future compensation upon retirement. Under plan provisions aggregate annual payments ranging from $4,268 to $26,791 are payable for ten years certain, generally beginning at age 65. Reduced benefits apply in cases of early retirement or death prior to the benefit date, as defined. The liability accrued for compensation deferred under the plan amounts to $71 thousand and $103 thousand at December 31, 2023 and 2022, respectively. Expense charged against income and included in salary and benefits expense was $7 thousand and $9 thousand in 2023 and 2022, respectively. Charges to income are based on changes in present value of future cash payments, discounted at 8 percent, consistent with prior years.

Supplemental executive retirement plans for certain executive officers were adopted in 2017 and 2022. The plans provide for annual payments ranging from $12,857 to $88,000, payable in monthly installments, and continuing for the life of the executive. Reduced benefits apply in cases of early retirement. The liability accrued for this obligation was $881 thousand and $640 thousand at December 31, 2023 and 2022, respectively. Expense charged against income and included in salary and benefits expense was $241 thousand in 2023 and 2022, respectively, for these supplemental executive retirement plans.

Prior to the Cardinal merger, the Bank of Floyd had adopted supplemental executive plans to provide benefits for two former members of management. Aggregate annual payments of $69 thousand are payable for 20 years, beginning subsequent to the executive's last day of employment. The liability is calculated by discounting the anticipated future cash flows at 4.00%. The liability accrued for this obligation was $555 thousand and $601 thousand at December 31, 2023 and 2022, respectively. Charges to income amounted to approximately $23 thousand and $25 thousand for 2023 and 2022, respectively. These plans are unfunded; however, life insurance has been acquired in amounts sufficient to discharge the obligations of the agreements.

Note 14. Employee Benefit Plans

Prior to the merger, both Grayson and Floyd had qualified noncontributory defined benefit pension plans in place which covered substantially all of each bank's employees. The benefits in each plan are primarily based on years of service and earnings. Both Grayson and Floyd plans were amended to freeze benefit accruals for all eligible employees prior to the effective date of the merger. A summary of each plan follows:

Grayson Plan

The following is a summary of the plan's funded status as of December 31:

(dollars in thousands)	2023		2022	
Change in benefit obligation				
Benefit obligation at beginning of year	$	3,187	$	5,830
Interest cost		142		147
Actuarial gain		92		(1,327)
Benefits paid		(438)		(1,499)
Settlement (gain) loss		(24)		36
Benefit obligation at end of year		2,959		3,187
Change in plan assets				
Fair value of plan assets at beginning of year		7,168		11,081
Actual return on plan assets		803		(2,414)
Benefits paid		(438)		(1,499)
Fair value of plan assets at end of year		7,533		7,168
Funded status at the end of the year	$	4,574	$	3,981

Note 14. Employee Benefit Plans, continued

Grayson Plan, continued

(dollars in thousands)		2023		2022
Amounts recognized in the Balance Sheet				
Prepaid benefit cost	$	6,316	$	6,467
Unrecognized net actuarial loss		(1,742)		(2,486)
Amount recognized in other assets	$	4,574	$	3,981
Amounts recognized in accumulated comprehensive loss				
Unrecognized net actuarial loss	$	(1,742)	$	(2,486)
Deferred taxes		366		522
Amount recognized in accumulated comprehensive loss, net	$	(1,376)	$	(1,964)
Prepaid benefit detail				
Benefit obligation	$	(2,959)	$	(3,187)
Fair value of assets		7,533		7,168
Unrecognized net actuarial loss		1,742		2,486
Prepaid benefit cost	$	6,316	$	6,467
Components of net periodic pension cost				
Interest cost	$	142	$	147
Expected return on plan assets		(478)		(741)
Recognized net loss due to settlement		292		216
Recognized net actuarial loss		195		-
Net periodic benefit expense	$	151	$	(378)
Additional disclosure information				
Accumulated benefit obligation	$	2,959	$	3,187
Vested benefit obligation	$	2,959	$	3,187
Discount rate used for net periodic pension cost		5.00%		2.75%
Discount rate used for disclosure		4.75%		5.00%
Expected return on plan assets		7.00%		7.00%
Rate of compensation increase		N/A		N/A
Average remaining service (years)		8		9

Using the same fair value hierarchy described in Note 12, the fair values of the Company's pension plan assets, by asset category, are as follows:

(dollars in thousands)		Total		Level 1		Level 2		Level 3
December 31, 2023								
Mutual funds – equities	$	3,842	$	3,842	$	-	$	-
Mutual funds – fixed income		3,691		3,691		-		-
Total assets at fair value	$	7,533	$	7,533	$	-	$	-
December 31, 2022								
Mutual funds – equities	$	3,727	$	3,727	$	-	$	-
Mutual funds – fixed income		3,441		3,441		-		-
Total assets at fair value	$	7,168	$	7,168	$	-	$	-

Notes to Consolidated Financial Statements

Note 14. Employee Benefit Plans, continued

Grayson Plan, continued

Estimated Future Benefit Payments

(dollars in thousands)	Pension Benefits	
2024	$	713
2025		61
2026		288
2027		265
2028		156
2029 – 2033		955
	$	2,438

Funding Policy

It has been Bank practice to contribute the maximum tax-deductible amount each year as determined by the plan administrator. As a result of prior year contributions exceeding the minimum requirements, a Prefunding Balance existed as of December 31, 2023 and there is no required contribution for 2024. Based on this we do not anticipate making a contribution to the plan in 2024.

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate-of-return-on-assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed – especially with respect to real rates of return (net of inflation) – for the major asset classes held, or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience – that may not continue over the measurement period – with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further – solely for this purpose the plan is assumed to continue in force and not terminate during the period during which the assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The pension plan's weighted-average asset allocations at December 31, 2023 and 2022, by asset category are as follows:

	2023	2022
Mutual funds – fixed income	49%	48%
Mutual funds – equity	51%	52%
Total	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 50 percent fixed income and 50 percent equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the Plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

Notes to Consolidated Financial Statements

Note 14. Employee Benefit Plans, continued

Grayson Plan, continued

It is the responsibility of the Trustee to administer the investments of the Trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the Trust.

Floyd Plan

The Company participates in the Pentegra Defined Benefit Plan for Financial Institutions ("The Pentegra DB Plan"), a tax-qualified defined-benefit pension plan. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and is a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan.

The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413 (C) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan, contributions made by a participating employer may be used to provide benefits to participants of other participating employers.

Funded Status (market value of plan assets divided by funding target) as of July 1,

Source	2023 Valuation Report	2022 Valuation Report
Bank of Floyd Plan	100.09%	105.50%

Employer Contributions

Plan expenses paid by the Company totaled approximately $37 thousand and $39 thousand for the years ended December 31, 2023 and 2022, respectively.

VBA Defined Contribution Plan for Skyline National Bank

The Bank has established a qualified defined contribution plan that covers all eligible employees of the Bank who have completed at least three months of service. The Bank makes a safe harbor matching contribution of 100% of the first 3% of compensation and 50% on the next 2% of compensation, up to a maximum of 5%. Additional amounts may be contributed at the discretion of the Bank. Participants are immediately vested in their contributions and the Bank's safe harbor matching and discretionary contributions. The Bank expensed $396 thousand and $379 thousand related to the defined contribution plan for the years ended December 31, 2023 and 2022, respectively.

Notes to Consolidated Financial Statements

Note 15. Share-Based Compensation

The Equity Plan was adopted by the Board of Directors of the Company on March 17, 2020 and approved by the Company's shareholders on August 18, 2020. The Equity Plan permits the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights, and stock awards to key employees and non-employee directors of the Company or its subsidiaries.

The purpose of the Equity Plan is to promote the success of the Company and its subsidiaries by providing incentives to key employees and non-employee directors that will promote the identification of their personal interests with the long-term financial success of the Company and with growth in shareholder value, consistent with the Company's risk management practices. The Equity Plan is designed to provide flexibility to the Company, including its subsidiaries, in its ability to attract, retain the services of, and motivate key employees and non-employee directors upon whose judgment, interest, and special effort the successful conduct of its operation is largely dependent.

No award may be granted under the Equity Plan after March 16, 2030 and any awards outstanding on such date shall remain valid in accordance with their terms. The Board of Directors shall have the right to terminate the Equity Plan at any time pursuant to the terms of the Equity Plan. The Compensation Committee of the Board of Directors has been appointed to administer the Equity Plan. The maximum aggregate number of shares that may be issued pursuant to awards made under the Equity Plan shall not exceed 300,000 shares of common stock. As of December 31, 2023, 59,900 shares have been issued under the Equity Plan, leaving 240,100 shares available for future grants.

On February 18, 2022, 14,500 restricted stock awards were issued with a fair value of $13.00 per share. These awards vest 20% on December 15, 2022, 20% on December 15, 2023, 20% on December 15, 2024, 20% on December 15, 2025, and 20% on December 15, 2026. For the years ended December 31, 2023 and 2022, $99 thousand and $80 thousand, respectively, was recognized as compensation expense related to share-based compensation for restricted stock awards.

As of December 31, 2023, the unrecognized compensation expense related to unvested restricted stock awards was $131 thousand. The unrecognized compensation expense is expected to be recognized over a weighted average period of 2.42 years. The following table presents the activity for restricted stock:

	Number of Shares	Weighted Average Grant Date Fair Value	Grant Date Fair Value of Restricted Stock that Vested During The Year (in thousands)
Unvested as of December 31, 2021	10,875 $	11.30	
Granted	14,500	13.00	
Vested	(6,525)	12.13 $	80
Forfeited	-	-	
Unvested as of December 31, 2022	18,850 $	12.38	
Granted	-	-	
Vested	(8,225)	12.21 $	99
Forfeited	-	-	
Unvested as of December 31, 2023	10,625 $	12.54	

On December 29, 2023, 13,500 stock awards were issued with a fair value of $11.24 per share to non-employee directors, which immediately vested. For the year ended December 31, 2023, $152 thousand was recognized as compensation expense related to share-based compensation for these stock awards. On December 31, 2022, 8,700 stock awards were issued with a fair value of $11.35 per share to non-employee directors, which immediately vested. For the year ended December 31, 2022, $99 thousand was recognized as compensation expense related to share-based compensation for these stock awards.

Note 16. Income Taxes

Current and Deferred Income Tax Components

The components of income tax expense (substantially all Federal) are as follows:

(dollars in thousands)	2023	2022
Current	$ 2,431	$ 1,620
Deferred	(55)	899
	$ 2,376	$ 2,519

Rate Reconciliation

A reconciliation of income tax expense computed at the statutory federal income tax rate to income tax expense included in the statements of income follows:

(dollars in thousands)	2023	2022
Tax at statutory federal rate	$ 2,536	$ 2,688
Tax exempt interest income	(69)	(88)
Tax exempt insurance income	(135)	(153)
State income tax, net of federal benefit	80	72
Other	(36)	-
	$ 2,376	$ 2,519

Deferred Income Tax Analysis

The significant components of net deferred tax assets (all Federal) at December 31, 2023 and 2022 are summarized as follows:

(dollars in thousands)	2023	2022
Deferred tax assets		
Allowance for credit losses	$ 1,545	$ 1,347
Acquired loan credit mark	114	145
Deferred compensation	326	302
Investment impairment charge recorded directly to stockholders' equity as a component of other comprehensive income	44	43
Minimum pension liability	366	522
Net operating loss carryforward	1,221	1,333
Nonaccrual interest income	313	324
Net unrealized losses on securities available for sale	4,775	5,567
Other	4	11
	$ 8,708	$ 9,594
Deferred tax liabilities		
Deferred loan origination costs	707	642
Core deposit intangible	198	277
Accrued pension costs	1,367	1,395
Depreciation	1,326	1,452
Other real estate owned	-	51
Accretion of discount on investment securities, net	64	33
	$ 3,662	$ 3,850
Net deferred tax asset	$ 5,046	$ 5,744

Notes to Consolidated Financial Statements

Note 16. Income Taxes, continued

In March of 2020, the CARES Act was enacted and made significant changes to federal tax laws, including certain changes that were retroactive to the December 31, 2019 tax year. Changes in tax laws are accounted for in the period of enactment and the retroactive effects were recognized in these financial statements. There were no material income tax consequences of this enacted legislation on the reporting period of these financial statements.

The Bank has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with applicable regulations. Tax returns for the years subsequent to 2020 remain subject to examination by both federal and state tax authorities.

Deferred tax assets or liabilities are initially recognized for differences between the financial statement carrying amount and the tax basis of assets and liabilities which will result in future deductible or taxable amounts and operating loss and tax credit carry-forwards. A valuation allowance is then established, as applicable, to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax benefits will be realized. Sources of taxable income that may allow for the realization of tax benefits include (1) taxable income in the current year or prior years that is available through carry-back, (2) future taxable income that will result from the reversal of existing taxable temporary differences, and (3) taxable income generated by future operations. There is no valuation allowance for deferred tax assets as of December 31, 2023 and 2022. The net operating loss of approximately $5.8 million, if not utilized will begin to expire in 2031. It is management's belief that realization of the deferred tax asset is more likely than not.

Note 17. Transactions with Related Parties

The Bank has entered into transactions with its directors, significant stockholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Aggregate 2023 and 2022 loan transactions with related parties were as follows:

(dollars in thousands)	2023	2022
Balance, beginning	$ 10,029	$ 9,140
New loans	2,231	4,368
Repayments	(2041)	(3,479)
Change in relationship	(94)	-
Balance, ending	$ 10,125	$ 10,029

The Company has accepted deposits during the ordinary course of business from certain directors and executive officers of the Company and from their affiliates and associates. The total amount of these deposits outstanding was $12.5 million, and $15.9 million at December 31, 2023 and 2022, respectively.

Notes to Consolidated Financial Statements

Note 18. Commitments and Contingencies

Litigation

In the normal course of business, the Bank is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the consolidated financial statements.

Financial Instruments with Off-Balance Sheet Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. A summary of the Bank's commitments at December 31, 2023 and 2022 is as follows:

(dollars in thousands)	2023	2022
Commitments to extend credit	$ 195,991	$ 163,250
Standby letters of credit	583	833
	$ 196,574	$ 164,083

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Concentrations of Credit Risk

Substantially all of the Bank's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Bank's market area and such customers are generally depositors of the Bank. Investments in state and municipal securities involve governmental entities within and outside the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers. The Bank's primary focus is toward small business and consumer transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers. The Bank has cash and cash equivalents on deposit with financial institutions which exceed federally insured limits.

Notes to Consolidated Financial Statements

Note 19. Regulatory Restrictions

Dividends

The Company's dividend payments are generally made from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business. It is possible, under certain circumstances, the Comptroller could assert that dividends or other payments would be an unsafe or unsound practice.

Intercompany Transactions

The Bank's legal lending limit on loans to the Company is governed by Federal Reserve Act 23A, and differs from legal lending limits on loans to external customers. Generally, a bank may lend up to 10 percent of its capital and surplus to its Parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20 percent more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10 percent more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of the loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $10.5 million at December 31, 2023. No 23A transactions were deemed to exist between the Company and the Bank at December 31, 2023.

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Effective January 1, 2015, the federal banking regulators adopted rules to implement the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rules required the Bank to comply with the following minimum capital ratios: (i) a common equity Tier 1 capital ratio of 4.5% of risk-weighted assets; (ii) a Tier 1 capital ratio of 6% of risk-weighted assets; (iii) a total capital ratio of 8% of risk-weighted assets; and (iv) a leverage ratio of 4% of total assets. As fully phased in on January 1, 2019, the rules require the Bank to maintain (i) a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% common equity Tier 1 ratio, effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7%), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio, effectively resulting in a minimum Tier 1 capital ratio of 8.5%), (iii) a minimum ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (which is added to the 8.0% total capital ratio, effectively resulting in a minimum total capital ratio of 10.5%), and (iv) a minimum leverage ratio of 4%, calculated as the ratio of Tier 1 capital to average assets.

Under Basel III Capital requirements, a capital conservation buffer of 0.625% became effective beginning on January 1, 2016. The capital conservation buffer was gradually increased through January 1, 2019 to 2.50%. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banks are now required to maintain levels that meet the required minimum plus the capital conservation buffer in order to make distributions, such as dividends, or discretionary bonus payments. The Banks's capital conservation buffer is 4.49% as of December 31, 2023.

Notes to Consolidated Financial Statements

Note 19. Regulatory Restrictions, continued

Capital Requirements, continued

The rules also revised the prompt corrective action framework, which is designed to place restrictions on insured depository institutions if their capital levels begin to show signs of weakness. Under the prompt corrective action requirements, which are designed to complement the capital conservation buffer, insured depository institutions are required to meet the following capital level requirements in order to qualify as "well capitalized:" a common equity Tier 1 capital ratio of 6.5%; a Tier 1 capital ratio of 8%; a total capital ratio of 10%; and a Tier 1 leverage ratio of 5%.

The Company meets eligibility criteria of a small bank holding company in accordance with the Federal Reserve Board's Small Bank Holding Company Policy Statement, and is not obligated to report consolidated regulatory capital. The Bank's actual capital amounts and ratios are presented in the following table as of December 31, 2023 and 2022. These ratios comply with Federal Reserve rules to align with the Basel III Capital requirements effective January 1, 2015.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2023						
Total Capital						
(to risk weighted assets)	$ 104,800	12.49%	$ 67,130	8.00%	$ 83,913	10.00%
Tier 1 Capital						
(to risk weighted assets)	$ 97,659	11.64%	$ 50,348	6.00%	$ 67,130	8.00%
Common Equity Tier 1						
(to risk weighted assets)	$ 97,659	11.64%	$ 37,761	4.50%	$ 54,543	6.50%
Tier 1 Capital						
(to average total assets)	$ 97,659	9.26%	$ 42,199	4.00%	$ 52,749	5.00%
December 31, 2022						
Total Capital						
(to risk weighted assets)	$ 97,172	12.42%	$ 62,592	8.00%	$ 78,240	10.00%
Tier 1 Capital						
(to risk weighted assets)	$ 90,878	11.62%	$ 46,944	6.00%	$ 62,592	8.00%
Common Equity Tier 1						
(to risk weighted assets)	$ 90,878	11.62%	$ 35,208	4.50%	$ 50,856	6.50%
Tier 1 Capital						
(to average total assets)	$ 90,878	8.79%	$ 41,342	4.00%	$ 51,677	5.00%

On September 17, 2019 the Federal Deposit Insurance Corporation finalized a rule that introduces an optional simplified measure of capital adequacy for qualifying community banking organizations (i.e., the community bank leverage ratio ("CBLR") framework; as required by the Economic Growth, Regulatory Relief and Consumer Protection Act. The CBLR framework is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework.

In order to qualify for the CBLR framework, a community banking organization must have a Tier 1 leverage ratio of greater than 9.00%, less than $10.0 billion in total consolidated assets, and limited amounts of off-balance sheet exposures and trading assets and liabilities. A qualifying community banking organization that opts into the CBLR framework and meets all requirements under the framework will be considered to have met the well-capitalized ratio requirements under the prompt corrective action regulations and will not be required to report or calculated risk-based capital.

The CBLR framework was available for banks to use in their December 31, 2023 Call Report. At this time the Company has elected not to opt into the CBLR framework for the Bank, but may opt into the CBLR framework in the future.

Notes to Consolidated Financial Statements

Note 20. Parent Company Financial Information

Condensed financial information of Skyline Bankshares, Inc. is presented as follows:

Balance Sheets
December 31, 2023 and 2022

(dollars in thousands)	2023	2022
Assets		
Cash and due from banks	$ 52	$ 63
Investment in affiliate bank	82,536	72,559
Other assets	337	359
Total assets	$ 82,925	$ 72,981
Liabilities		
Borrowings	$ -	$ -
Other liabilities	43	45
Total liabilities	43	45
Stockholders' Equity		
Common stock	-	-
Surplus	33,356	33,613
Retained earnings	68,866	62,229
Accumulated other comprehensive loss	(19,340)	(22,906)
Total stockholders' equity	82,882	72,936
Total liabilities and stockholders' equity	$ 82,925	$ 72,981

Statements of Income
For the years ended December 31, 2023 and 2022

(dollars in thousands)	2023	2022
Income		
Dividends from affiliate bank	$ 2,843	$ 5,346
	2,843	5,346
Expenses		
Interest on borrowings	-	178
Share-based compensation	251	179
Management and professional fees	67	68
Other expenses	15	7
	333	432
Income before tax benefit and equity in undistributed income of affiliate	2,510	4,914
Federal income tax benefit	69	90
Income before equity in undistributed income of affiliate	2,579	5,004
Equity in undistributed income of affiliate	7,121	5,277
Net income	$ 9,700	$ 10,281

Notes to Consolidated Financial Statements

Note 20. Parent Company Financial Information, continued

Statements of Cash Flows
For the years ended December 31, 2023 and 2022

(dollars in thousands)	2023	2022
Cash flows from operating activities		
Net income	$ 9,700	$ 10,281
Adjustments to reconcile net income		
to net cash provided by operations:		
Equity in undistributed income of affiliate	(7,121)	(5,277)
Share-based compensation	251	179
Change in other assets	22	(2)
Change in other liabilities	(2)	7
Net cash provided by operating activities	2,850	5,188
Cash flows from investing activities		
Investment in affiliate	-	-
Net cash used by investing activities	-	-
Cash flows from financing activities		
Advance on short-term line of credit	-	150
Repayment on short-term line of credit	-	(3,350)
Common stock repurchased	(508)	(154)
Dividends paid	(2,353)	(1,797)
Net cash used by financing activities	(2,861)	(5,151)
Net increase (decrease) in cash and cash equivalents	(11)	37
Cash and cash equivalents, beginning	63	26
Cash and cash equivalents, ending	$ 52	$ 63

Note 21. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date.

The Company has disclosed deposit compositions in Note 9. In relation to current economic conditions, management has monitored deposit concentrations through the date the financial statements were issued noting no significant changes to compositions. In addition, there has been no significant deposit deterioration through the date the financial statements were issued.

The Company has disclosed its investment portfolio position in Note 3. There has been no significant deterioration in the investment portfolio through the date the consolidated financial statements were issued.

Management has reviewed the events occurring through the date the consolidated financial statements were issued and no additional subsequent events occurred requiring accrual or disclosure.

Management's Discussion and Analysis

Management's Discussion and Analysis of Operations

Overview

Management's Discussion and Analysis is provided to assist in the understanding and evaluation of Skyline Bankshares, Inc's. financial condition and its results of operations. The following discussion should be read in conjunction with the Company's consolidated financial statements.

Forward Looking Statements

From time to time, the Company and its senior managers have made and will make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be contained in this report and in other documents that the Company files with the Securities and Exchange Commission. Such statements may also be made by the Company and its senior managers in oral or written presentations to analysts, investors, the media and others. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Also, forward-looking statements can generally be identified by words such as "may," "could," "should," "would," "believe," "anticipate," "estimate," "seek," "expect," "intend," "plan" and similar expressions.

Forward-looking statements provide management's expectations or predictions of future conditions, events or results. They are not guarantees of future performance. By their nature, forward-looking statements are subject to risks and uncertainties. These statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made. There are a number of factors, many of which are beyond the Company's control that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. These factors, some of which are discussed elsewhere in this report, include:

- any required increase in our regulatory capital ratios;
- inflation, interest rate levels and market and monetary fluctuations;
- the difficult market conditions in our industry;
- trade, monetary and fiscal policies and laws, including interest rate policies of the federal government;
- applicable laws and regulations and legislative or regulatory changes;
- the timely development and acceptance of new products and services of the Company;
- the willingness of customers to substitute competitors' products and services for the Company's products and services;
- the financial condition of the Company's borrowers and lenders;
- the Company's success in gaining regulatory approvals, when required;
- technological and management changes;
- the Company's ability to implement its growth and acquisition strategies;
- the Company's critical accounting policies and the implementation of such policies;
- lower-than-expected revenue or cost savings or other issues in connection with mergers and acquisitions and branch expansion;
- changes in consumer spending and saving habits;
- deposit flows;
- the strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations;
- geopolitical conditions, including acts or threats of terrorism, international hostilities, or actions taken by the U.S. or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the U.S. and abroad;
- the Company's potential exposure to fraud, negligence, computer theft, and cyber-crime;
- the Company's success at managing the risks involved in the foregoing; and
- other factors identified in Item 1A. "Risk Factors" above.

Management's Discussion and Analysis

The Company had net earnings of $9.7 million for 2023 compared to $10.3 million for 2022. Our financial performance in 2023 can be attributed in part to our team's efforts that resulted in growth in the Bank's core loan portfolio of $63.5 million, or 8.45%, during 2023. Earnings for the year ended December 31, 2023 represented a return on average assets of 0.96% and a return on average equity of 12.70%, compared to 1.01% and 13.35%, respectively, for the year ended December 31, 2022. The net interest margin was 3.76% in 2023, compared to 3.68% in 2022. As we look to 2024, we expect competition for deposits, increased interest expense, and higher operating costs to continue in the near term, and because of this we expect our entire industry to see continued pressure on earnings and margins.

Critical Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The notes to the audited consolidated financial statements included in the Annual Report for the year ended December 31, 2023 contain a summary of its significant accounting policies. Management believes the policies with respect to the methodology for the determination of the allowance for credit losses, and asset impairment judgments, such as the recoverability of intangible assets and credit losses on investment securities, involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and the Board of Directors.

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the loan balance, or a portion thereof, is uncollectable. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Accrued interest receivable is excluded from the estimate of credit losses.

The allowance for credit losses represents management's estimate of lifetime credit losses inherent in loans as of the balance sheet date. The allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts.

Additionally, the allowance for credit losses calculation includes subjective adjustments for qualitative risk factors that are likely to cause estimated credit losses to differ from historical experience. These qualitative adjustments may increase or reduce reserve levels and include adjustments for lending management experience and risk tolerance, loan review and audit results, asset quality and portfolio trends, loan portfolio growth, industry concentrations, trends in underlying collateral, external factors and economic conditions not already captured. The Company has designated 5 year treasury yield, fed funds rates, and national unemployment as its forecast variables. These forecasts from reputable and independent *third* parties are sourced to inform the Company's reasonable and supportable forecasting of current expected credit losses.

The Company maintains a separate reserve for credit losses on off-balance-sheet credit exposures, including unfunded loan commitments, which is included in other liabilities on the consolidated balance sheets. The reserve for credit losses on off-balance-sheet credit exposures is adjusted as a provision for credit losses in the income statement. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life, utilizing the same models and approaches for the Company's other loan portfolio segments described above, as these unfunded commitments share similar risk characteristics as its loan portfolio segments. The Company has identified the unfunded portion of certain lines of credit as unconditionally cancellable credit exposures, meaning the Company can cancel the unfunded commitment at any time. No credit loss estimate is reported for off-balance-sheet credit exposures that are unconditionally cancellable by the Company or for undrawn amounts under such arrangements that may be drawn prior to the cancellation of the arrangement.

Loans that do not share risk characteristics are evaluated on an individual basis. When management determines that foreclosure is probable and the borrower is experiencing financial difficulty, the expected credit losses are based on the fair value of collateral at the reporting date unadjusted for selling costs as appropriate.

Management's Discussion and Analysis

Critical Accounting Policies, continued

For available for sale securities, management evaluates all investments in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value and the entire loss is recorded in earnings.

If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors. In making the assessment, the Company may consider various factors including the extent to which fair value is less than amortized cost, performance on any underlying collateral, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specifically related to the security. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any excess is recorded as an allowance for credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any amount of unrealized loss that has not been recorded through an allowance for credit loss is recognized in other comprehensive income.

Changes in the allowance for credit loss are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance for credit loss when management believes an available for sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2023, there was no allowance for credit loss related to the available for sale portfolio.

Management's Discussion and Analysis

Table 1. Net Interest Income and Average Balances (dollars in thousands)

	2023			2022		
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
Interest-earning assets:						
Interest-bearing deposits	$ 5,701	$ 279	4.89%	$ 55,635	$ 788	1.42%
Federal funds sold	594	29	4.88%	8,307	29	0.35%
Investment securities	157,743	3,180	2.02%	159,196	3,063	1.92%
Loans [1,2]	782,215	39,877	5.10%	717,326	32,687	4.56%
Total	946,253	43,365		940,464	36,567	
Yield on average interest-earning assets			4.58%			3.89%
Non interest-earning assets:						
Cash and due from banks	16,971			18,992		
Premises and equipment	31,634			32,261		
Interest receivable and other	49,825			46,775		
Allowance for credit losses	(6,807)			(5,985)		
Unrealized gain/(loss) on securities	(25,961)			(17,028)		
Total	65,662			75,015		
Total assets	$ 1,011,915			$ 1,015,479		
Interest-bearing liabilities:						
Demand deposits	$ 209,115	600	0.29%	$ 242,751	365	0.15%
Savings deposits	169,309	169	0.10%	195,976	196	0.10%
Time deposits	230,103	5,848	2.54%	179,839	1,181	0.66%
Borrowings	21,524	1,150	5.34%	4,188	188	4.49%
Total	630,051	7,767		622,754	1,930	
Cost on average interest-bearing liabilities			1.23%			0.31%
Non interest-bearing liabilities:						
Demand deposits	298,985			311,032		
Interest payable and other	6,495			4,663		
Total	305,480			315,695		
Total liabilities	935,531			938,449		
Stockholder's equity:	76,384			77,030		
Total liabilities and stockholder's equity	$ 1,011,915			$ 1,015,479		
Net interest income		$ 35,598			$ 34,637	
Net yield on interest-earning assets			3.76%			3.68%

[1] Includes nonaccural loans

[2] Interest income includes loan fees

Management's Discussion and Analysis

Table 2. Rate/Volume Variance Analysis (dollars in thousands)

	2023 Compared to 2022			2022 Compared to 2021		
	Interest Income/ Expense Variance	Variance Attributable To[1]		Interest Income/ Expense Variance	Variance Attributable To[1]	
		Rate	Volume		Rate	Volume
Interest-earning assets:						
Interest bearing deposits	$ (509)	$ (802)	$ 293	$ 700	$ 671	$ 29
Federal funds sold	-	-	-	(15)	(25)	10
Investment securities	117	145	(28)	1,528	361	1,167
Loans	7,190	4,081	3,109	(402)	(2,167)	1,765
Total	6,798	3,424	3,374	1,811	(1,160)	2,971
Interest-bearing liabilities:						
Demand deposits	235	277	(42)	67	(1)	68
Savings deposits	(27)	-	(27)	(2)	37	(39)
Time deposits	4,667	4,253	414	(666)	(531)	(135)
Borrowings	962	42	920	102	118	(16)
Total	5,837	4,572	1,265	(499)	(377)	(122)
Net interest income	$ 961	$ (1,148)	$ 2,109	$ 2,310	$ (783)	$ 3,093

(1) The variance in interest attributed to both volume and rate has been allocated to variance attributed to volume and variance attributed to rate in proportion to the absolute value of the change in each.

Net Interest Income

Net interest income, the principal source of the Company's earnings, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Table 1 summarizes the major components of net interest income for the past two years and also provides yields and average balances.

For the year ended December 31, 2023 total interest income increased by $6.8 million compared to the year ended December 31, 2022. The increase in interest income in 2023 was primarily due to an increase of $7.2 million in loan interest income in the year over year comparison. Interest income on loans increased primarily due to the core loan growth of $63.5 million during 2023 in addition to interest rate increases throughout the year. Total interest expense increased by $5.8 million in the year over year comparison. Interest expense on deposits increased by $4.9 million during 2023 compared to 2022. This increase was primarily a result of rate increases on deposit offerings due to competitive pressures and migration from lower cost deposits to time deposits. Management anticipates that interest expense on deposits will continue to increase in the near term as competitive pressures for deposits may result in continued increases in rates on deposit offerings, especially on time deposits. The effects of changes in volumes and rates on net interest income in 2023 compared to 2022, and 2022 compared to 2021 are shown in Table 2 above.

The aforementioned factors led to an increase in net interest income of $961 thousand or 2.77% for 2023 as compared to 2022. The net yield on interest-earning assets increased by 8 basis points to 3.76% in 2023 compared to 3.68% in 2022.

Management's Discussion and Analysis

Provision for Credit Losses

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the loan balance, or a portion thereof, is uncollectable. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Accrued interest receivable is excluded from the estimate of credit losses.

The allowance for credit losses represents management's estimate of lifetime credit losses inherent in loans as of the balance sheet date. The allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts.

The provision for (recovery of) credit losses was a recovery of $50 thousand for the year ended December 31, 2023, compared to a provision of $606 thousand for the year ended December 31, 2022. For December 31, 2023 the provision for credit losses consisted of a recovery of credit losses on loans of $93 thousand and a provision for credit losses on unfunded commitments of $43 thousand. The decrease in credit loss provisions from 2022 to 2023 despite the overall growth in the loan portfolio was due to the improvement in credit quality on the loan portfolio.

The reserve for credit losses was approximately 0.82% and 0.83% of total loans as of December 31, 2023 and 2022, respectively. Management's estimate of probable credit losses inherent in the acquired Great State and Cardinal loan portfolios was reflected as a purchase discount which will continue to be accreted into income over the remaining life of the acquired loans. As of December 31, 2023 and 2022, the remaining unaccreted discount on the acquired loan portfolios totaled $527 thousand and $672 thousand, respectively. Management believes the provision and the resulting allowance for credit losses are adequate. Additional information is contained in Tables 12 and 13, and is discussed in Nonperforming and Problem Assets.

Other Income

The major components of noninterest income for the past two years are illustrated in Table 3.

For the year ended December 31, 2023 and 2022, noninterest income was $7.0 million and $6.3 million, respectively. Included in noninterest income for the twelve months ended December 31, 2023 was $129 thousand related to loan hedge fees from a correspondent bank, a gain of $197 thousand on the sale leaseback of a branch location, $69 thousand from life insurance contracts, and net realized security losses of $16 thousand. For the twelve months ended December 31, 2022, there was $217 thousand from life insurance contracts and $10 thousand from net realized losses on the sale of securities. Excluding these items, noninterest income increased $541 thousand in the year over year comparison, primarily as a result of increased income from service charges on deposit accounts of $280 thousand, and an increase of ATM, credit and debit card income of $228 thousand, partially offset by a decrease of $144 thousand in mortgage origination income. The mortgage department closed approximately $14.4 million of mortgage loans for the secondary market during 2023 compared to $23.0 million in 2022. The decrease in loan volume is due to the increase in interest rates during 2023.

Management's Discussion and Analysis

Table 3. Sources of Noninterest Income (dollars in thousands)

	2023	2022
Service charges on deposit accounts	$ 2,186	$ 1,906
Increase in cash value of life insurance	576	513
Life insurance income	69	217
Mortgage originations fees	255	399
Safe deposit box rental	85	86
Gain (loss) on securities	(16)	(10)
ATM, credit and debit card income	2,852	2,624
Merchant services income	272	222
Investment services income	51	56
Exchange income	213	183
Other income	427	61
Total noninterest income	$ 6,970	$ 6,257

Other Expense

The major components of noninterest expense for the past two years are illustrated in Table 4.

Total noninterest expenses increased by $3.0 million, or 11.11% for the year ended December 31, 2023, compared to the year ended December 31, 2022, due in part to employee and branch costs associated with branch expansion. Salary and benefit cost increased by $1.9 million from 2022 to 2023 due to personnel additions, routine salary adjustments, and increased pension and benefit costs. Occupancy and equipment expenses increased by $379 thousand and data processing expense increased by $260 thousand in the year over year comparison primarily due to the branch expansion costs. ATM/EFT expenses increased by $243 thousand due to increased debit card usage. There was a decrease in core deposit intangible amortization of $109 thousand in the year-over-year comparison, which was offset by an increase in professional fees of $38 thousand and an increase in telephone expense of $74 thousand. FDIC/OCC assessments increased by $105 thousand in the twelve-month comparison.

Management's Discussion and Analysis

Table 4. Sources of Noninterest Expense (dollars in thousands)

	2023	2022
Salaries & wages	$ 12,503	$ 11,526
Share-based compensation	251	179
Payroll taxes	1,018	975
Employee benefits	2,932	2,143
Total personnel expense	16,704	14,823
Director fees	349	354
Occupancy expense	2,106	1,891
Other equipment expense	1,471	1,307
Data processing expense	2,231	1,971
FDIC/OCC assessments	733	628
Insurance	185	172
Professional fees	722	684
Advertising	768	657
Postage & freight	602	536
Supplies	237	228
Franchise tax	376	506
Telephone	556	482
Travel, dues & meetings	639	579
ATM/EFT expense	1,455	1,212
Other real estate owned expenses	9	71
Core deposit intangible amortization	369	478
Other expense	1,030	909
Total noninterest expense	$ 30,542	$ 27,488

The overhead efficiency ratio of noninterest expense to adjusted total revenue (net interest income plus noninterest income) was 71.75% in 2023 and 67.22% in 2022.

Income Taxes

Income tax expense is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Income tax expense (substantially all Federal) was $2.4 million in 2023 and $2.5 million in 2022, resulting in effective tax rates of 19.7% and 19.7%, respectively. The decrease in income tax expense of $143 thousand in 2023 was primarily due to the decrease in income before taxes of $724 thousand in 2023 compared to 2022.

Net deferred tax assets of $5.0 million, and $5.7 million existed at December 31, 2023 and 2022 respectively. At December 31, 2023, net deferred tax assets included $4.8 million of deferred tax assets applicable to unrealized losses on investment securities available for sale, and $366 thousand of deferred tax assets applicable to funded projected pension benefit obligations. Accordingly, these amounts were not charged to income but recorded directly to the related stockholders' equity account.

Management's Discussion and Analysis

Analysis of Financial Condition

Average earning assets increased $5.8 million, or 0.62%, from 2022 to 2023 due to asset growth primarily reflected in an increase in loans, which was funded by a decrease in federal funds sold and deposits in banks. Total earning assets represented 93.51% of total average assets in 2023 and 92.61% in 2022. The mix of average earning assets changed from 2022 to 2023 as average loans increased by $64.9 million, or 9.05%, and average investment securities decreased by $1.5 million, or 0.91%. Average federal funds sold and average deposits in banks decreased by $57.6 million, or 90.16%, from 2022 to 2023.

Table 5. Average Asset Mix (dollars in thousands)

	2023		2022	
	Average Balance	%	Average Balance	%
Earning assets:				
Loans	$ 782,215	77.30%	$ 717,326	70.64%
Investment securities	157,743	15.59%	159,196	15.67%
Federal funds sold	594	0.06%	8,307	0.82%
Deposits in other banks	5,701	0.56%	55,635	5.48%
Total earning assets	946,253	93.51%	940,464	92.61%
Nonearning assets:				
Cash and due from banks	16,971	1.68%	18,992	1.87%
Premises and equipment	31,634	3.13%	32,261	3.18%
Other assets	49,825	4.92%	46,775	4.61%
Allowance for credit losses	(6,807)	-0.67%	(5,985)	-0.59%
Unrealized loss on securities	(25,961)	-2.57%	(17,028)	-1.68%
Total nonearning assets	65,662	6.49%	75,015	7.39%
Total assets	$ 1,011,915	100.00%	$ 1,015,479	100.00%

Average loans for 2023 represented 77.30% of total average assets compared to 70.64% in 2022. Average federal funds sold decreased from 0.82% to 0.06% of total average assets while deposits in other banks decreased from 5.48% to 0.56% of total average assets over the same time period. Average investment securities decreased from 15.67% in 2022 to 15.59% of total average assets in 2023. The balances of nonearning assets to total average assets decreased from 7.39% to 6.49% in the annual comparison.

Management's Discussion and Analysis

Loans

Average loans totaled $782.2 million for the year ended December 31, 2023. This represents an increase of $64.9 million, or 9.05%, from the average of $717.3 million for 2022. The increase was primarily due to organic core loan growth of $63.5 million during 2023.

The loan portfolio consists primarily of real estate and commercial loans. These loans accounted for 97.01% of the total loan portfolio at December 31, 2023. This is comparable to the 97.07% that the categories maintained at December 31, 2022. The amount of loans outstanding by type at December 31, 2023 and 2022 and the maturity distribution for variable and fixed rate loans as of December 31, 2023 are presented in Tables 6 and 7, respectively.

Table 6. Loan Portfolio Summary (dollars in thousands)

	December 31, 2023		December 31, 2022	
	Amount	%	Amount	%
Construction and development	$ 53,473	6.54%	$ 49,728	6.59%
Residential, 1-4 families	327,098	40.00%	292,318	38.72%
Residential, 5 or more families	73,849	9.03%	66,208	8.77%
Farmland	25,598	3.13%	23,688	3.14%
Nonfarm, nonresidential	269,666	32.98%	263,664	34.93%
Total real estate	749,684	91.68%	695,606	92.15%
Agricultural	4,068	0.50%	2,380	0.31%
Commercial	43,613	5.33%	37,125	4.92%
Consumer	7,691	0.94%	7,902	1.05%
Other	12,648	1.55%	11,859	1.57%
Total	$ 817,704	100.00%	$ 754,872	100.00%

Management's Discussion and Analysis

Table 7. Maturity Schedule of Loans, as of December 31, 2023 (dollars in thousands)

	Real Estate	Commercial & Agricultural	Consumer & Other	Total Amount	%
Fixed rate loans:					
One year or less	$ 20,408	$ 3,375	$ 6,688	$ 30,471	3.73%
Over one to five years	44,336	20,448	8,242	73,026	8.93%
Over five years to 15 years	37,109	1,256	2,385	40,750	4.98%
Over 15 years	1,319	3	13	1,335	0.16%
Total fixed rate loans	$ 103,172	$ 25,082	$ 17,328	$ 145,582	17.80%
Variable rate loans:					
One year or less	$ 25,077	$ 10,166	$ 733	$ 35,976	4.40%
Over one to five years	10,450	618	78	11,146	1.36%
Over five years to 15 years	137,605	11,596	1,914	151,115	18.48%
Over 15 years	473,380	219	286	473,885	57.96%
Total variable rate loans	$ 646,512	$ 22,599	$ 3,011	$ 672,122	82.20%
Total loans:					
One year or less	$ 45,485	$ 13,541	$ 7,421	$ 66,447	8.13%
Over one to five years	54,786	21,066	8,320	84,172	10.29%
Over five years to 15 years	174,714	12,852	4,299	191,865	23.46%
Over 15 years	474,699	222	299	475,220	58.12%
Total loans	$ 749,684	$ 47,681	$ 20,339	$ 817,704	100.00%

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulations also influence interest rates. On average, loans yielded 5.10% in 2023 compared to an average yield of 4.56% in 2022. The increase in yield during 2023 was due to core loan growth of $63.5 million in 2023 and an increase in interest rates during the year. Management anticipates that this loan growth, in addition to higher rates in the current year, will have a positive impact on both earning assets and loan yields.

Investment Securities

The Company uses its investment portfolio to provide liquidity for unexpected deposit decreases or loan generation, to meet the Bank's interest rate sensitivity goals, and to generate income.

Management of the investment portfolio has always been conservative with the majority of investments taking the form of purchases of U.S. Treasury, U.S. Government Agencies, U.S. Government Sponsored Enterprises and State and Municipal bonds, as well as investment grade corporate bond issues. Management views the investment portfolio as a source of income, and purchases securities with the intent of retaining them until maturity. However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, from time to time, management may sell certain securities prior to their maturity. Table 8 presents the investment portfolio at the end of 2023 by major types of investments and contractual maturity ranges. Investment securities in Table 8 may have repricing or call options that are earlier than the contractual maturity date.

Management's Discussion and Analysis

The total amortized cost of investment securities decreased by approximately $11.6 million from December 31, 2022 to December 31, 2023, while the average balance of investment securities carried throughout the year decreased by approximately $1.5 million from 2022 to 2023. The average yield of the investment portfolio increased to 2.02% for the year ended December 31, 2023 compared to 1.92% for 2022.

Table 8. Investment Securities - Maturity/Yield Schedule (dollars in thousands)

	December 31, 2023					
	In One Year or Less	After One Through Five Years	After Five Through Ten Years	After Ten Years	Book Value 12/31/23	Market Value 12/31/23
Investment securities:						
U.S. Treasury securities	$ -	$ 2,511	$ -	$ -	$ 2,511	$ 2,446
U.S. Government agencies	-	4,763	20,402	-	25,165	21,438
Mortgage-backed securities	-	4,742	28,103	38,772	71,617	61,697
Corporate securities	-	1,500	-	-	1,500	1,442
State and municipal securities	250	5,983	19,543	23,560	49,336	40,366
Total	$ 250	$ 19,499	$ 68,048	$ 62,332	$ 150,129	$ 127,389
Weighted average yields [1]:						
U.S. Treasury securities	0.00%	2.53%	0.00%	0.00%	2.53%	
U.S. Government agencies	0.00%	3.08%	1.69%	0.00%	1.95%	
Mortgage-backed securities	0.00%	1.64%	1.34%	1.45%	1.81%	
Corporate securities	0.00%	4.86%	0.00%	0.00%	4.86%	
State and municipal securities	6.00%	2.14%	1.99%	2.40%	2.23%	
Total	6.00%	2.51%	2.04%	1.81%	2.01%	

[1]   Weighted average yields on investment securities are based on amortized cost and are calculated on a tax equivalent basis.

Deposits

The Company relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less certificates of deposit in denominations of more than $250,000) are the primary funding source. The Company's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. The Company's management must continuously monitor market pricing, competitor's rates, and the internal interest rate spreads to maintain the Company's growth and profitability. The Company attempts to structure rates so as to promote deposit and asset growth while at the same time increasing overall profitability of the Company.

Average total deposits for the year ended December 31, 2023 amounted to $907.5 million, which was a decrease of $22.1 million, or 2.38% from $929.6 million at December 31, 2022. Average core deposits totaled $841.4 million in 2023 representing a 5.81% decrease from the $893.4 million in 2022. The percentage of the Company's average deposits that are interest-bearing increased to 67.1% in 2023 compared to 66.5% in 2022. This increase is due to the average demand deposits, which earn no interest, decreasing 3.87% from $311.0 million in 2022 to $299.0 million in 2023. Average deposits for the periods ended December 31, 2023 and 2022 are summarized in Table 9.

Management's Discussion and Analysis

Table 9. Deposit Mix (dollars in thousands)

	December 31, 2023			December 31, 2022		
	Average Balance	% of Total Deposits	Average Rate Paid	Average Balance	% of Total Deposits	Average Rate Paid
Interest-bearing deposits:						
Interest-bearing DDA accounts	$ 133,460	14.7%	0.10%	$ 133,854	14.4%	0.09%
Money market	75,655	8.3%	0.61%	108,897	11.7%	0.22%
Savings	169,309	18.7%	0.10%	195,976	21.1%	0.10%
Individual retirement accounts	40,237	4.4%	1.43%	44,165	4.7%	0.88%
CD's $250,000 or less	123,794	13.7%	2.40%	99,443	10.7%	0.55%
CD's greater than $250,000	66,072	7.3%	3.48%	36,231	3.9%	0.68%
Total interest-bearing deposits	608,527	67.1%	1.09%	618,566	66.5%	0.28%
Noninterest-bearing deposits	298,985	32.9%	0.00%	311,032	33.5%	0.00%
Total deposits	$ 907,512	100.0%	0.73%	$ 929,598	100.0%	0.19%

The average balance of certificates of deposit issued in denominations of more than $250,000 increased by $29.8 million, or 82.36%, for the year ended December 31, 2023 compared to December 31, 2022. The strategy of management has been to support loan growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit. However, during 2023, increased interest rates and competition for deposits led to a shift in deposit balances as customers moved funds from lower cost deposits to higher cost certificates of deposit. During 2023 average balances in lower cost deposits decreased by $72.4 million and higher cost individual retirement accounts and certificates of deposit increased by $50.3 million.

Estimated uninsured deposits totaled $275.9 million and $295.0 million at December 31, 2023 and December 31, 2022, respectively. Uninsured amounts are estimated based on the portion of account balance in excess of FDIC insurance limits. Table 10 provides maturity information relating to uninsured time deposits at December 31, 2023.

Table 10. Estimated Uninsured Time Deposits Maturities (dollars in thousands)

Estimated Uninsured Time Deposits at December 31, 2023:

Remaining maturity of three months or less	$ 33,259
Remaining maturity over three months through six months	17,027
Remaining maturity over six months through twelve months	26,515
Remaining maturity over twelve months	1,759
Total estimated uninsured time deposits	$ 78,560

Management's Discussion and Analysis

Equity

Stockholders' equity totaled $82.9 million at December 31, 2023 compared to $72.9 million at December 31, 2022. The increase of $10.0 million, or 13.64%, was due to earnings of $9.7 million, $3.6 million in other comprehensive income, less dividend payments of $2.4 million, common stock repurchases of $508 thousand, and a cumulative effect adjustment of $710 thousand out of retained earnings due to the January 1, 2023 adoption of the CECL model. Book value increased from $12.98 per share at December 31, 2022 to $14.84 per share at December 31, 2023.

Effective January 1, 2015, the federal banking regulators adopted rules to implement the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rules required the Bank to comply with the following minimum capital ratios: (i) a new common equity Tier 1 capital ratio of 4.5% of risk-weighted assets; (ii) a Tier 1 capital ratio of 6% of risk-weighted assets; (iii) a total capital ratio of 8% of risk-weighted assets; and (iv) a leverage ratio of 4% of total assets. As fully phased in on January 1, 2019, the rules require the Bank to maintain (i) a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% common equity Tier 1 ratio, effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7%), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio, effectively resulting in a minimum Tier 1 capital ratio of 8.5%), (iii) a minimum ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (which is added to the 8.0% total capital ratio, effectively resulting in a minimum total capital ratio of 10.5%), and (iv) a minimum leverage ratio of 4%, calculated as the ratio of Tier 1 capital to average assets.

Under Basel III Capital requirements, a capital conservation buffer of 0.625% became effective beginning on January 1, 2016. The capital conservation buffer was gradually increased through January 1, 2019 to 2.50%. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banks are now required to maintain levels that meet the required minimum plus the capital conservation buffer in order to make distributions, such as dividends, or discretionary bonus payments. The Banks's capital conservation buffer is 4.49% as of December 31, 2023.

Table 11. Bank's Year-end Risk-Based Capital (dollars in thousands)

	2023	2022
Tier 1 Capital	$ 97,659	$ 90,878
Qualifying allowance for credit losses (limited to 1.25% of risk-weighted assets)	7,141	6,294
Total regulatory capital	$ 104,800	$ 97,172
Total risk-weighted assets	$ 839,129	$ 782,401
Tier 1 capital as a percentage of risk-weighted assets	11.6%	11.6%
Common Equity Tier 1 capital as a percentage of risk-weighted assets	11.6%	11.6%
Total regulatory capital as a percentage of risk-weighted assets	12.5%	12.4%
Leverage ratio*	9.3%	8.8%

* Tier 1 capital divided by average total assets for the quarter ended December 31 of each year.

Management's Discussion and Analysis

Nonperforming and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Bank attempts to use shorter-term loans and, although a portion of the loans have been made based upon the value of collateral, the underwriting decision is generally based on the cash flow of the borrower as the source of repayment rather than the value of the collateral. The Bank also attempts to reduce repayment risk by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies.

Table 12 provides information about the allowance for credit losses, nonperforming assets and loans past due 90 days or more and still accruing as of December 31, 2023 and 2022.

Table 12. Loan Loss Data (dollars in thousands)

	2023	2022
Allowance for credit losses	$ 6,739	$ 6,248
Total loans	$ 817,704	$ 754,872
Allowance for credit losses to total loans	0.82%	0.83%
Nonperforming loans:		
Nonaccrual loans	$ 1,731	$ 1,634
Loans past due 90 days or more and still accruing	-	-
Total nonperforming loans	1,731	1,634
Other real estate owned	-	235
Total nonperforming assets	$ 1,731	$ 1,869
Total nonperforming loans as a percentage to total loans	0.21%	0.22%
Total allowance for credit losses to nonperforming loans	389.31%	382.37%
Total nonperforming assets as a percentage to total assets	0.17%	0.19%
Total nonaccrual loans as a percentage to total loans	0.21%	0.22%
Total allowance for credit losses to nonaccrual loans	389.31%	382.37%

Total nonperforming loans were 0.21% and 0.22% of total outstanding loans as of December 31, 2023 and 2022, respectively. The majority of the increase in nonaccrual loans from 2023 to 2022 came in the "consumer and other" category as a result of one large credit of $397 thousand being placed in nonaccrual status in 2023. Nonaccrual loans in this category increased by $436 thousand. Loans are placed in nonaccrual status when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Loans are removed from nonaccrual status when they are deemed a loss and charged to the allowance, transferred to foreclosed assets, or returned to accrual status based upon performance consistent with the original terms of the loan or a subsequent restructuring thereof. Management's ability to ultimately resolve these loans either with or without significant loss will be determined, to a great extent, by general economic and real estate market conditions. For the years ended December 31, 2023 and 2022, interest income recognized on loans in nonaccrual status was approximately $12 thousand and $62 thousand, respectively. Had these credits been current in accordance with their original terms, the gross interest income for these credits would have been approximately $84 thousand and $88 thousand, respectively for the years ended December 31, 2023 and 2022.

Management's Discussion and Analysis

There was no other real estate owned at December 31, 2023, compared to $235 thousand in other real estate owned at December 31, 2022. During the fourth quarter of 2022, a former full service branch facility was transferred to other real estate owned at a value of $235 thousand. Subsequent to December 31, 2022, the sale of the property settled on March 1, 2023. More information on nonperforming assets and modifications to borrowers experiencing financial difficulty can be found in Note 5 of the "Notes to Consolidated Financial Statements" found in Item 8 of this annual report on Form 10-K.

As of December 31, 2023 and December 31, 2022, we had loans with a current principal balance of $3.5 million and $5.0 million rated "Watch" or "Special Mention". The "Watch" classification is utilized by us when we have an initial concern about the financial health of a borrower that indicate above average risk. We then gather current financial information about the borrower and evaluate our current risk in the credit. After this review we will either move the loan to a higher risk rating category or move it back to its original risk rating. Loans may be left rated "Watch" for a longer period of time if, in management's opinion, there are risks that cannot be fully evaluated without the passage of time, and we want to review it on a more regular basis. Assets that do not currently expose the Bank to sufficient risk to warrant a classification such as "Substandard" or "Doubtful" but otherwise possess weaknesses are designated "Special Mention". Loans rated as "Watch" or "Special Mention" are not considered "potential problem loans" until they are determined by management to be classified as "Substandard". As of December 31, 2023 and December 31, 2022, respectively, potential problem loans classified as "Substandard" totaled $4.1 million and $4.3 million, respectively. As of December 31, 2023 and December 31, 2022, respectively, the Bank had no loans graded "Doubtful" included in the balance of total loans outstanding.

Past due loans are often regarded as a precursor to further credit problems which would lead to future increases in nonaccrual loans or other real estate owned. As of December 31, 2023, loans past due 30-89 days and still accruing totaled $92 thousand compared to $236 thousand at December 31, 2022.

Certain types of loans, such as option adjustable rate mortgage products, subprime loans and loans with initial teaser rates, can have a greater risk of non-collection than other loans. The Bank has not offered these types of loans in the past and does not offer them currently. Junior-lien mortgages can also be considered higher risk loans. Our junior-lien portfolio at December 31, 2023 totaled $1.8 million, or 0.22% of total loans. The charge-off rates in this category do not vary significantly from other real estate secured loans in the current year.

The allowance for credit losses is maintained at a level adequate to absorb potential losses. Some of the factors which management considers in determining the appropriate level of the allowance for credit losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, and in particular, how such conditions relate to the market area that the Bank serves. Bank regulators also periodically review the Bank's loans and other assets to assess their quality. Loans deemed uncollectible are charged to the allowance. Provisions for credit losses and recoveries on loans previously charged off are added to the allowance. The reserve for credit losses was approximately 0.82% of total loans at December 31, 2023 and 0.83% of total loans at December 31, 2022.

Management's Discussion and Analysis

Table 13 shows net charge-offs, average loan balances and the percentage of charge-offs to average loan balances. The allocation of the allowance for credit losses is detailed in Table 14.

Table 13. Analysis of Net Charge-Offs (dollars in thousands)

	December 31, 2023		
	Net (Charge-Offs) Recoveries	Average Loans	Percentage of Net (Charge-Offs) Recoveries to Average Loans
Construction & development	$ 1	$ 51,316	0.00%
Farmland	50	24,124	0.21%
Residential	1	379,748	0.00%
Commercial mortgage	11	263,211	0.00%
Commercial & agriculture	16	43,110	0.04%
Consumer & other	(87)	20,706	(0.42%)
Total	$ (8)	$ 782,215	0.00%

	December 31, 2022		
	Net (Charge-Offs) Recoveries	Average Loans	Percentage of Net (Charge-Offs) Recoveries to Average Loans
Construction & development	$ 3	$ 45,934	0.01%
Farmland	-	24,188	0.00%
Residential	12	329,779	0.00%
Commercial mortgage	8	247,350	0.00%
Commercial & agriculture	16	47,792	0.03%
Consumer & other	(74)	22,283	(0.33%)
Total	$ (35)	$ 717,326	0.00%

Table 14. Allocation of the Allowance for Credit Losses (dollars in thousands)

	December 31, 2023			December 31, 2022		
Balance at the end of the period applicable to:	Amount	% of ACL to Loans	% of Loans to Total Loans	Amount	% of ALL to Loans	% of Loans to Total Loans
Construction & development	$ 910	1.70%	6.54%	$ 526	1.06%	6.59%
Farmland	154	0.60%	3.13%	259	1.09%	3.14%
Residential	3,167	0.79%	49.03%	2,820	0.79%	47.49%
Commercial mortgage	1,902	0.71%	32.98%	2,197	0.83%	34.93%
Commercial & agriculture	424	0.89%	5.83%	312	0.79%	5.23%
Consumer and other	182	0.89%	2.49%	134	0.68%	2.62%
Total	$ 6,739	0.82%	100.00%	$ 6,248	0.83%	100.00%

Management's Discussion and Analysis

Financial Instruments with Off-Balance Sheet Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. A summary of the Bank's commitments at December 31, 2023 and 2022 is as follows:

	2023	2022
Commitments to extend credit	$ 195,991	$ 163,250
Standby letters of credit	583	833
	$ 196,574	$ 164,083

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Quantitative and Qualitative Disclosure about Market Risk

The principal goals of the Bank's asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash to fund depositors' withdrawals or borrowers' loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest or liabilities on which interest is paid, to protect the Bank from wide fluctuations in its net interest income which could result from interest rate changes.

Management must ensure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, federal fund lines from correspondent banks, borrowings from the Federal Home Loan Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

The liquidity ratio (the level of liquid assets divided by total deposits plus short-term liabilities) was 11.9% at December 31, 2023 compared to 14.4% at December 31, 2022. These ratios are considered to be adequate by management.

The Bank uses cash and federal funds sold to meet its daily funding needs. If funding needs are met through holdings of excess cash and federal funds, then profits might be sacrificed as higher-yielding investments are foregone in the interest of liquidity. Therefore, management determines, based on such items as loan demand and deposit activity, an appropriate level of cash and federal funds and seeks to maintain that level.

Management's Discussion and Analysis

The primary goals of the investment portfolio are liquidity management and maturity gap management. As investment securities mature the proceeds are reinvested in federal funds sold if the federal funds level needs to be increased, otherwise the proceeds are reinvested in similar investment securities. The majority of investment security transactions consist of replacing securities that have been called or matured. The Bank keeps a portion of its investment portfolio in unpledged assets that are less than 60 months to maturity or next repricing date. These investments are a preferred source of funds in that they can be disposed of in most interest rate environments without causing significant damage to that quarter's profits.

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Management attempts to maintain the portfolios of interest-earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates. Table 15 shows the sensitivity of the Bank's balance sheet on December 31, 2023. This table reflects the sensitivity of the balance sheet as of that specific date and is not necessarily indicative of the position on other dates. At December 31, 2023 the Bank appeared to be cumulatively asset-sensitive (interest-earning assets subject to interest rate changes exceeding interest-bearing liabilities subject to changes in interest rates). However, in the one year window liabilities subject to changes in interest rates exceed assets subject to interest rate changes (nonasset-sensitive).

Matching sensitive positions alone does not ensure the Bank has no interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

Table 15. Interest Rate Sensitivity (dollars in thousands)

| | December 31, 2023 Maturities/Repricing | | | | |
	1 to 3 Months	4 to 12 Months	13 to 60 Months	Over 60 Months	Total
Interest-Earning Assets:					
Interest bearing deposits	$ 4,808	$ -	$ -	$ -	$ 4,808
Federal funds sold	474	-	-	-	474
Investments	1,447	256	9,066	116,620	127,389
Loans	126,108	43,767	478,009	169,820	817,704
Total	$ 132,837	$ 44,023	$ 487,075	$ 286,440	$ 950,375
Interest-Bearing Liabilities:					
Interest-bearing DDA accounts	$ 136,305	$ -	$ -	$ -	$ 136,305
Money market	70,669	-	-	-	70,669
Savings	152,666	-	-	-	152,666
Time deposits	93,021	132,637	38,329		263,987
Borrowings	25,000	2,500	-	-	27,500
Total	$ 477,661	$ 135,137	$ 38,329	$ -	$ 651,127
Interest sensitivity gap	$ (344,824)	$ (91,114)	$ 448,746	$ 286,440	$ 299,248
Cumulative interest sensitivity gap	$ (344,824)	$ (435,938)	$ 12,808	$ 299,248	$ 299,248
Ratio of sensitivity gap to total earning assets	-36.3%	-9.6%	47.2%	30.2%	31.5%
Cumulative ratio of sensitivity gap to total earning assets	-36.3%	-45.9%	1.3%	31.5%	31.5%

Management's Discussion and Analysis

The Company uses a number of tools to monitor its interest rate risk, including simulating net interest income under various scenarios, monitoring the present value change in equity under the same scenarios, and monitoring the difference or gap between rate sensitive assets and rate sensitive liabilities over various time periods (as displayed in Table 15).

The earnings simulation model forecasts annual net income under a variety of scenarios that incorporate changes in the absolute level of interest rates, changes in the shape of the yield curve, and changes in interest rate relationships. Management evaluates the effect on net interest income and present value equity from gradual changes in rates of up to 400 basis points up or down over a 12-month period. Table 16 presents the Bank's twelve-month forecasts for changes in net interest income and market value of equity resulting from changes in rates of up to 400 basis points up or down, as of December 31, 2023.

Table 16. Interest Rate Risk (dollars in thousands)

	Rate Shocked Net Interest Income and Market Value of Equity			
Change in Interest Rates (Basis Points)	**Net Interest Income**	**Change in Net Interest Income**	**% Change in Net Interest Income**	**Market Value of Equity**
+400	$ 32,612	$ (5,106)	(13.54%)	$ 110,704
+300	33,851	(3,867)	(10.25%)	126,310
+200	35,113	(2,605)	(6.91%)	142,380
+100	36,453	(1,265)	(3.35%)	159,148
0	37,718	-	-	170,920
-100	36,711	(1,007)	(2.67%)	173,983
-200	35,207	(2,511)	(6.66%)	169,410
-300	33,632	(4,086)	(10.83%)	162,225
-400	32,195	(5,523)	(14.64%)	152,623

Impact of Inflation and Changing Prices

The consolidated financial statements and the accompanying notes presented elsewhere in this document have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all Company assets and liabilities are monetary in nature, therefore the impact of inflation is reflected primarily in the increased cost of operations. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Stockholder Information

Requests for Information

Requests for information should be directed to Mrs. Suzanne S. Yearout, Corporate Secretary, at Skyline Bankshares, Inc., 101 Jacksonville Circle, P.O. Box 215, Floyd, Virginia 24091; telephone (540) 745-4191.

### *Independent Registered Public Accounting Firm*	### *Stock Transfer Agent*
Elliott Davis, PLLC	Computershare
500 East Morehead Street, Ste. 700	250 Royal Street
Charlotte, North Carolina, 28202	Canton, Massachusetts, 02021

Federal Deposit Insurance Corporation

The Bank is a member of the FDIC. This statement has not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

Banking Offices

Blacksburg} 1206 South Main Street, Blacksburg, VA 24060 P} 540/750-8800
Boone} 189 Boone Heights Drive, Boone, NC 28607 P} 828/264-4260
Carroll} 8351 Carrollton Pike, Galax, VA 24333 P} 276/238-8112
Christiansburg} 2681 Market Street, Christiansburg, VA 24073 P} 540/381-8121
East Independence} 802 East Main Street, Independence, VA 24348 P} 276/773-2821
Elk Creek} 60 Comers Rock Road, Elk Creek, VA 24326 P} 276/655-4011
Floyd} 101 Jacksonville Circle, Floyd, VA 24091 P} 540/745-4191
Galax} 209 West Grayson Street, Galax, VA 24333 P} 276/238-2411
Hickory} 2900 HWY 127 South, Hickory, NC 28602 P} 828/578-7400
Hickory} 1625 North Center Street, Hickory, NC 28601 P} 828/578-7499
Hillsville} 419 South Main Street, Hillsville, VA 24343 P} 276/728-2810
Hudson} 537 Main Street, Hudson, NC 28638 P} 828/750-6076
Independence Main Office & Operations Ctr} 113 West Main Street, Independence, VA 24348 P} 276/773-2811
Lenoir} 509 Wilkesboro Blvd. NE, Lenoir, NC 28645 P} 828/750-6100
Meadows of Dan} 3607 Jeb Stuart Hwy, Meadows of Dan, VA 24120 P} 276/222-3091
Mocksville} 119 Gaither Street, Mocksville, NC 27028 P} 336/477-7010
Radford} 7349 Peppers Ferry Boulevard, Radford, VA 24141 P} 540/633-1680
Roanoke} 4094 Postal Drive, Roanoke, VA 24018 P} 540/774-1111
Roanoke} 3850 Keagy Road, Roanoke, VA 24018 P} 540/387-4533
Sparta} 98 South Grayson Street, Sparta, NC 28675 P} 336/372-2811
Troutdale} 101 Ripshin Road, Troutdale, VA 24378 P} 276/677-3722
West Jefferson} 1055 Mount Jefferson Road, West Jefferson, NC 28694 P} 336/489-7811
Whitetop} 16303 Highlands Parkway, Whitetop, VA 24292 P} 276/388-3811
Wilkesboro} 1422 US Highway 421, Wilkesboro, NC 28697 P} 336/903-4948
Willis} 5598 Floyd Highway South, Willis, VA 24380 P} 540/745-4191
Wytheville} 420 North 4th Street, Wytheville, VA 24382 P} 276/228-6050
Yadkinville} 532 East Main Street, Yadkinville, NC 27055 P} 336/849-4194
Abingdon Loan Production Office} Abingdon, VA 24211 P} 276/619-1640
Mooresville Loan Production Office} 133 River Park Road, Suite 201, Mooresville, NC 28117 P} 704/473-2208

Skyline Support Call Center} 1-866-773-2811



SkylineNational.Bank

Member FDIC · EQUAL HOUSING LENDER